As filed with the Securities and Exchange Commission on August 27, 2010

Registration No. 333-168557

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHEMTURA CORPORATION

(DEBTOR-IN-POSSESSION)

(Exact name of registrant as specified in its charter)

Delaware	2820	52-2183153
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1818 Market Street, Suite 3700, Philadelphia, PA 19103

199 Benson Road, Middlebury, CT 06749

(203) 573-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Billie S. Flaherty

Senior Vice President, General Counsel and Secretary

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

(203) 573-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Robert M. Hayward, P.C.

Theodore A. Peto

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Rights to purchase common stock, par value $0.01 per share		$N/A(2)	$0
Common stock, par value $0.01 per share, issuable upon exercise of rights		$100,000,000(3)	$7,130.00(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	No separate consideration will be received for the rights to purchase shares of common stock to be distributed to the owners of common stock on the record date.
(3)	Represents the aggregate gross proceeds from the exercise of the maximum number of rights that may be issued pursuant to this registration statement.
(4)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

(NOT PART OF THE PROSPECTUS)

This registration statement relates to the proposed rights offering to eligible holders of common stock (including equivalent interests) in Chemtura Corporation (“Chemtura”), a Delaware corporation, for the new common stock of reorganized Chemtura. On March 18, 2009, Chemtura and 26 of its U.S. subsidiaries (collectively, and including Chemtura Canada Co./Cie as the context requires, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 5, 2010, the Debtors filed with the Bankruptcy Court the solicitation version of their joint plan of reorganization (the “Plan”) and accompanying disclosure statement. The Bankruptcy Court approved the disclosure statement on August 5, 2010. A hearing on confirmation of the Plan is scheduled to begin September 16, 2010.

The holder of an “equivalent interest” means an eligible holder as of the rights offering record date of any share of common stock, preferred stock or other instrument evidencing an ownership interest in Chemtura, whether or not transferable, and any option, warrant or other right, contractual or otherwise, to acquire any such interest in Chemtura that existed before the effective date of the Plan, any phantom stock or other similar stock unit provided pursuant to Chemtura’s prepetition employee compensation programs and any claim related to the purchase of interests subject to subordination pursuant to section 510(b) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). Unless otherwise noted or the context otherwise suggests, references in this registration statement to rights offered to eligible holders of Chemtura’s common stock include eligible holders of equivalent interests allowed to participate in the rights offering in accordance with the Plan.

Through the Plan, Chemtura intends to deleverage its balance sheet and improve liquidity, simplify its corporate structure, and reduce its environmental and other liabilities. To effectuate Chemtura’s restructuring and emergence from Chapter 11 as a viable company, the Plan provides for the treatment of claims of creditors and interests of equity holders. In developing the Plan, the Debtors engaged in good faith negotiations with the statutory committee of unsecured creditors (the “Creditors’ Committee”), the committee of equity security holders (the “Equity Committee”) and an ad hoc committee representing certain holders of the Debtors’ notes and unsecured lender claims (the “Ad Hoc Bondholders’ Committee”). In furtherance of the restructuring, Chemtura also proposes to raise new equity capital through the rights offering to be implemented under the Plan, as described herein.

Under the rights offering, Chemtura is not required to make distributions of fractional shares of new common stock. Therefore, only eligible holders owning the requisite number of shares of common stock will be entitled to participate in the offering.

It is expected that this registration statement will become effective prior to the effective date of the Plan. Therefore, except as otherwise noted or suggested by context, all references to our “new common stock” and the capitalization of Chemtura contained in this registration statement mean our new common stock expected to be outstanding and the capitalization of Chemtura following the effectiveness of the Plan, and all references to our “common stock” mean our common stock outstanding prior to such date.

In addition, the financial information incorporated by reference into this registration statement reflects the historical consolidated results of operations and financial condition of Chemtura for the periods presented. That financial information does not reflect, among other things, any effects of the transactions contemplated by the Plan or any fresh-start accounting if required. Upon emergence from Chapter 11, Chemtura may be required to adopt fresh-start accounting based on a measurement immediately before emergence of the reorganization value of its assets compared to its total liabilities. If liabilities exceed the reorganization value of its assets, we will be required to record Chemtura’s assets and liabilities at fair value as of the emergence date in accordance with fresh-start accounting. The fair value of Chemtura’s assets and liabilities as of such date may differ materially from the recorded values of assets and liabilities on the historical consolidated results of operations and financial condition of Chemtura. Further, if fresh-start accounting is required, the financial results and balance sheet of Chemtura after the application of fresh-start accounting may not be comparable to historical trends.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated August 27, 2010

Rights Offering for 7,385,524 Shares of New Common Stock

CHEMTURA CORPORATION

(Debtor-in-Possession)

We are distributing non-transferable rights to subscribe for 7,385,524 shares of our new common stock to eligible holders of our common stock. If you are an eligible holder of at least 32.9383 shares of common stock as of August 24, 2010, you may be eligible to subscribe, on a pro rata basis, for a portion of the 7,385,524 shares of our new common stock reserved for issuance in this rights offering at $13.54 per share. If any of the eligible holders do not subscribe for all of their pro rata allocation of the shares of our new common stock, you may elect to subscribe for the unsubscribed shares, provided that you have already exercised the maximum amount of your initial rights.

The rights expire at 5:00 p.m. (EDT) on September 30, 2010, unless the exercise period is extended by us. We currently do not intend to extend the exercise period. Any rights unexercised at the end of the exercise period will expire without any payment, in respect of such rights, to the holders of those unexercised rights. You should carefully consider whether to exercise your rights prior to the expiration of the rights offering. The manner in which rights may be exercised is described in detail under the heading “The Rights Offering—Exercise of Rights.” If you intend to exercise your rights, you should be careful to comply with these procedures.

We have applied to list our new common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CHMT.”

This rights offering is subject to the confirmation of our Plan and holders of Class 13a interests voting in favor of the Plan. The use of proceeds from the rights offering is described under the heading “Use of Proceeds.”

Investing in our new common stock involves risks. You should carefully consider the information referred to under the heading “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August     , 2010.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Chemtura Corporation that is contained in documents that we have previously filed with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Incorporation By Reference of Certain Documents.”

You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the office of our Corporate Secretary, Chemtura Corporation, 199 Benson Road, Middlebury, CT 06749.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 (which includes exhibits) that we filed with the Securities and Exchange Commission (“SEC”) covering the rights and the shares of our new common stock to be issued upon exercise of the rights. This prospectus does not contain all information contained in the registration statement, certain parts of which are omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any other document (including exhibits to the registration statement) are not necessarily complete. You should review the document itself for a thorough understanding of its contents. The registration statement and amendments thereto can be read and reviewed on the SEC’s website located at www.sec.gov or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

On March 18, 2009, Chemtura and 26 of its U.S. subsidiaries (collectively, and including Chemtura Canada Co./Cie as context requires, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 5, 2010, the Debtors filed with the Bankruptcy Court the solicitation version of their joint plan of reorganization (as it may be further amended, supplemented or modified, the “Plan”) and accompanying disclosure statement (as it may be further amended, supplemented or modified, the “Disclosure Statement”). The Bankruptcy Court approved the Disclosure Statement on August 5, 2010. A hearing on confirmation of the Plan is scheduled to begin September 16, 2010.

Eligible holders (including holders of equivalent interests) of common stock that exercise rights in this rights offering will acquire their shares covered by this prospectus pursuant to the Plan, which is more fully described herein and in the documents incorporated by reference herein.

The holder of an “equivalent interest” means an eligible holder as of the rights offering record date of any share of common stock, preferred stock or other instrument evidencing an ownership interest in Chemtura, whether or not transferable, and any option, warrant or other right, contractual or otherwise, to acquire any such interest in Chemtura that existed before the effective date of the Plan, any phantom stock or other similar stock unit provided pursuant to Chemtura’s prepetition employee compensation programs and any claim related to the purchase of interests subject to subordination pursuant to section 510(b) of the Bankruptcy Code. Unless otherwise noted or the context otherwise suggests, references in this prospectus to rights offered to eligible holders of Chemtura’s common stock include eligible holders of equivalent interests allowed to participate in the rights offering in accordance with the Plan.

In connection with the Plan, the Debtors were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and the ability of the Debtors to continue operations upon emergence from Chapter 11. These projections should not be considered or relied upon in connection with the purchase of our new common stock. Neither the projections nor any version of the Disclosure Statement was prepared for the purpose of any offering of our new common stock and such information and documents has not been, and may not be, updated on an ongoing basis. The projections reflect numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions at the time they were prepared that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks, including those risks discussed under “Risk Factors” in this prospectus and in the documents incorporated by reference herein.

In addition, while the projections reflect estimates concerning the reorganization and related transactions pursuant to the Plan, the projections do not reflect the comprehensive implementation of “fresh-start” accounting pursuant to Accounting Standards Codification (“ASC”) Section 852-10-45, Reorganizations—Other Presentation Matters. As discussed in detail in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information,” our emergence from Chapter 11, the implementation of the Plan and the potential application of fresh-start accounting may affect our future reported results of operations and make it difficult to compare our historical, pre-emergence results of operations and balance sheets with those that we report in the future. The application of fresh-start accounting may impact our financial results for several months due to inventory fair value adjustments as of the emergence date, but will not have an effect on our cash generated from operations.

As noted in the unaudited pro forma condensed consolidated financial statements, the estimated effects of the application of fresh-start accounting, if required, are preliminary and have been made solely for purposes of developing the Unaudited Pro Forma Condensed Consolidated Financial Information. Fresh-start accounting requires the adjustment of all asset and liabilities of the Company to “fair-value” as of the date of emergence. Updates to such preliminary valuations will be completed as of the emergence date and, to the extent such updates reflect valuations different than those used in the Unaudited Pro Forma Condensed Consolidated Financial Information, there may be adjustments in the fair values of certain assets such as property, plant and equipment and inventory. To the extent actual valuations and allocations differ from those used in calculating the Unaudited Pro Forma Condensed Consolidated Financial Information, these differences will be reflected on our balance sheet upon emergence under fresh-start accounting and may also affect the cost of goods sold in the months following the date of emergence that would be recognized in the statement of operations post-emergence from Chapter 11.

Except as otherwise noted or suggested by context, all references to our “new common stock” and the capitalization of Chemtura contained in this prospectus mean our common stock expected to be outstanding and the capitalization of Chemtura following the effective date of the Plan and all references to our “common stock” mean our common stock outstanding prior to such date.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents deemed to be “furnished” or not deemed to be “filed,” including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, as amended by Form 10-K/A filed on April 29, 2010;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

•

our Current Reports on Form 8-K filed on January 15, 2010 (only with respect to Item 1.01), January 25, 2010, February 5, 2010, February 25, 2010 (only with respect to Item 1.01), March 16, 2010 (only with respect to Item 5.02), April 13, 2010, May 6, 2010, June 7, 2010, July 26, 2010 (as amended on July 28, 2010) July 30, 2010, August 9, 2010, August 10, 2010, August 12, 2010, August 13, 2010, August 17, 2010, August 26, 2010 and August 27, 2010.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.chemtura.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

Attention: Corporate Secretary

(203) 573-2000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus and the documents incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary” and “Risk Factors” and in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and Quarterly Report on Form 10-Q for the period ended June 30, 2010, under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary” and “Risk Factors” and in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and Quarterly Report on Form 10-Q for the period ended June 30, 2010, under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•

the ability to complete a restructuring of our balance sheet including the entry into all definitive agreements for our exit financing facilities and satisfaction of any condition precedent to funding set forth therein;

•	the ability to have the Bankruptcy Court approve motions required to sustain operations during the Chapter 11 cases;

•	the uncertainties of the Chapter 11 cases, including the potential adverse impact on our operations, management, employees and the response of our customers;

•	our estimates of the cost to settle proofs of claim presented in the Chapter 11 cases;

•	the ability to confirm and consummate the Plan;

•	the ability to be compliant with our debt covenants or obtain necessary waivers and amendments;

•	the ability to reduce our indebtedness levels;

•	the cyclical nature of the global chemicals industry and impact of general economic conditions;

•	significant international operations and interests;

•	the ability to obtain increases in selling prices to offset increases in raw material and energy costs;

•	the ability to retain sales volumes in the event of increasing selling prices;

•	the ability to absorb fixed cost overhead in the event of lower volumes;

•	underfunded pension and other post-retirement benefit plan liabilities and underlying assumptions;

•	the ability to improve profitability in our Industrial Engineered Products segment as the general economy recovers from the recession;

•	the ability to implement the El Dorado, Arkansas restructuring program;

•	the ability to comply with the product registration requirements under the EU REACh legislation;

•	the ability to obtain growth from demand for petroleum additive, lubricant and agricultural product applications;

•	the ability to restore profitability levels in our Chemtura AgroSolutionsTM segment as demand conditions recover in the agrochemical market;

•	disease and pest conditions, as well as local, regional, regulatory and economic conditions which could adversely affect the profitability of our Chemtura AgroSolutionsTM segment;

•	the ability to sell methyl bromide due to regulatory restrictions;

•	changes in weather conditions which could adversely affect the seasonal selling cycles in both our Consumer Performance Products and Chemtura AgroSolutionsTM segments;

•	changes in the availability and/or quality of our energy and raw materials;

•	the ability to collect our outstanding receivables;

•	changes in interest rates and foreign currency exchange rates;

•	changes in technology, market demand and customer requirements;

•	the enactment of more stringent U.S. and international environmental laws and regulations;

•	the ability to realize expected cost savings under our restructuring plans and lean manufacturing initiatives;

•	the ability to recover our deferred tax assets;

•	the ability to support the goodwill and long-lived assets related to our businesses; and

•	other risks and uncertainties detailed in our filings with the Securities and Exchange Commission.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in, or incorporated by reference into, this prospectus are made only as of their respective dates. We do not undertake and expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our businesses. In addition, our names, logos and web site names and addresses are our service marks or trademarks. Some of the more important trademarks that we own or to which we have rights include Anderol®, Aqua Chem®, BAYROL®, BioGuard®, Chemtura AgroSolutionsTM, Cristal®, Greased Lightning®, Guardex®, Hatcol®, Miami®, Mineral Springs®, Naugalube®, Omni®, Poolbrite®, Pool Time®, Pro Guard®, Royco®, Spa Essentials®, SpaGuard®, Spa-Time®, Synton® and The Works®. Each trademark, service mark or trade name of any other company appearing in this prospectus is, to our knowledge, owned or licensed by such other company.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:	Who is eligible to participate in the rights offering?

A:	If you hold at least 32.9383 shares of common stock as of the record date, you are eligible to participate in the rights offering.

Q:	What is a right?

A:	Each right entitles its holder to purchase one share of new common stock.

Q:	What was the record date for the rights offering?

A:	The record date for the rights offering was August 24, 2010.

Q:	How many rights am I receiving?

A:	You are receiving one right for every 32.9383 shares of common stock that you own. No eligible holder, however, will be granted or allowed to exercise any fractional rights.

Q:	How much does a right cost?

A:	The rights are being distributed to you pursuant to the terms of our Plan, initially filed with the Bankruptcy Court on June 17, 2010, and revised versions of which were filed on July 9, 2010, July 20, 2010 and August 5, 2010. The rights are being distributed to you free of charge.

Q:	What is the exercise price?

A:	The exercise price is $13.54 per share. This price was set by agreement among the company and the representatives of its various stakeholder constituencies. If the rights offering is fully subscribed, the exercise price is consistent with our New Chemtura Total Enterprise Value (as such term is defined in the Plan).

Q:	May I sell or otherwise transfer my rights if I do not want to purchase any shares?

A:	No. Any independent transfer or attempted transfer of the rights will be null and void and the Debtors will not treat any purported transferee as the holder of such rights.

Q:	Are there any conditions which must be satisfied for the rights offering to occur?

A:	Yes. The rights offering is conditioned, among other matters, upon confirmation of the Plan and holders of Class 13a interests voting to approve the Plan. In the event that the Plan is not confirmed or holders of Class 13a interests vote to reject the Plan, under no circumstances shall any holder of shares of common stock have any rights to participate in the rights offering. In that event, all rights exercise forms received by the subscription agent shall be null and void and any payments received by the subscription agent will be refunded, without interest, to the eligible holders as soon as reasonably practicable after the effective date of the Plan. Under no circumstances shall any holder of common stock or an equivalent interest that is not entitled to vote on the Plan be eligible to participate in this rights offering.

Q:	How will you use the proceeds from the rights offering?

A:	In accordance with the settlement reached between Chemtura and certain of its major stakeholders, as more fully described herein, all proceeds of the rights offering will be used to partially fund distributions pursuant to the Plan. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors in accordance with the Plan.

Q:	How do I exercise my rights?

A:	The procedure for exercising your rights depends on whether you are a registered holder of common stock or hold your stock through a bank or brokerage firm.

If you are a registered holder of common stock, to exercise your rights, you must complete the rights exercise form by indicating the total number of shares that you want to exercise (which includes the initial pro rata number of shares that a participant is entitled to subscribe for plus any additional shares that such participant subscribes for if the rights offering is undersubscribed) by the expiration deadline. You must also arrange for payment of the total exercise price to the subscription agent, either by wire transfer or by certified bank or cashier’s check, to be received by the subscription agent on or prior to the expiration deadline.

If you hold shares of common stock through a bank, broker or other nominee, you must provide instructions to your bank, broker, or other nominee or agent (the “Subscription Nominees”) regarding the number of initial and additional shares that you want to exercise, and the Subscription Nominee must effect the subscription and deliver payment on your behalf on or prior to the expiration deadline.

Q:	Do I have to exercise my rights in full?

A:	No. You are in no way obligated to exercise your rights in full. Any lesser amount will be accepted. Notwithstanding the foregoing, however, to the extent your holdings of our common stock would otherwise entitle you to a fraction of a right, you will not be granted or allowed to exercise any such fractional right.

Q:	When will I receive the shares I am purchasing by exercising my rights?

A:	If you properly exercise your rights, you will be deemed to own the shares immediately on the effective date of our Plan. If you hold shares through a Subscription Nominee, any shares you purchase will be delivered electronically to the Subscription Nominee. We will not issue share certificates. Instead, your purchase will be recorded on our books and records as maintained by the company’s transfer agent.

Q:	When do the rights expire?

A:	The rights expire, if not exercised, at 5:00 p.m. (EDT) on September 30, 2010, unless the exercise period is extended by us. We currently do not intend to extend the exercise period. See “The Rights Offering—Commencement/Expiration of the Rights Offering.”

Q:	Am I required to exercise my rights?

A:	No. However, if you do not exercise your rights prior to the expiration of the rights offering you will lose any value represented by the rights.

Q:	What happens if I do not exercise my rights?

A:	If you do not exercise your rights prior to the expiration of the rights offering, your rights will expire and shares of new common stock for which your rights were exercisable, but were not exercised, may be purchased by other eligible holders as part of their oversubscription option.

Q:	If I exercise my rights in the rights offering, may I withdraw the exercise?

A:	No.

Q:	May I subscribe for more than my pro rata share of the new common stock being offered in the rights offering?

A:	Yes. If any of the eligible holders do not subscribe for all of their pro rata allocation of the shares of new common stock for which they are entitled to subscribe, other eligible holders may elect to subscribe for the unsubscribed shares. If the total number of shares subscribed for in this oversubscription option exceeds the number of shares being offered, the number of shares that such oversubscribing holders may purchase will be reduced on a pro rata basis.

Q:	Is there a risk that the rights offering will not be consummated?

A:	Yes. All exercises of rights are subject to and conditioned upon the confirmation of the Plan and the occurrence of the effective date of the Plan. Furthermore, the rights offering is conditioned upon holders of Class 13a interests voting to accept the Plan. We intend to announce the results of the Plan vote, including whether the holders of Class 13a interests have voted to accept the Plan, on or about September 13, 2010.

Q:	If the rights offering is not consummated, will my payment be refunded to me?

A:	Yes. If the rights offering is not consummated, you will be returned your exercise payments, without interest, as soon as practicable.

Q:	Will I be charged a sales commission or a fee if I exercise my rights?

A:	No. We will not charge a brokerage commission or a fee to rights holders for exercising their rights. If you exercise your rights through a Subscription Nominee, however, you will be responsible for any fees charged by your Subscription Nominee.

Q:	What will happen to the common stock I currently own?

A:	All holders of common stock will have those shares cancelled and be of no further force or effect as of the effective date of our Plan.

Q:	Have you or your board of directors made a recommendation as to whether I should exercise my rights?

A:	No. Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests.

Q:	What are the U.S. federal income tax consequences of the rights offering to me?

A:	You generally should not recognize gain or loss on the receipt or exercise of your rights for U.S. federal income tax purposes, though you may recognize a loss on their lapse. You should consult your tax advisor as to the particular tax consequences to you of the receipt of rights in the rights offering and the exercise or lapse of the rights, including the applicability of any state, local or non-U.S. tax laws.

Q:	What should I do if I have other questions?

A:	If you have any questions about, or require assistance regarding, the procedure for exercising your rights, including the procedure if you have lost your rights exercise form or would like additional copies of this prospectus, or questions about whether your completed rights exercise form or payment has been received, please contact Epiq Bankruptcy Solutions, which is the subscription agent for the rights offering, at:

Epiq Bankruptcy Solutions

757 Third Avenue, 3rd Floor

New York, New York 10017

(866) 734-9387

For a more complete description of the rights offering, see “The Rights Offering.”

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find More Information.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Unless otherwise noted or suggested by the context, all historical consolidated financial information and data and accompanying financial statements and related notes as contained in this prospectus reflect the actual historical consolidated results of operations and financial condition of Chemtura Corporation for the periods presented and do not give effect to the proposed Plan. As part of the emergence from Chapter 11, Chemtura may be required to adopt fresh-start accounting in a future period.

In this prospectus, except as otherwise indicated or as the context otherwise requires, “Chemtura,” “we,” “our” and “us” refer to Chemtura Corporation, a Delaware corporation. In the discussion of our business in this prospectus, “we,” “our” and “us” also refer to our subsidiaries.

Our Company

We are a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical products are sold through dealers and distributors to growers and others. Our pool, spa and household chemical products are sold through local dealers, large retailers, independent retailers and mass merchants to consumers for in-home and outdoor use. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have important ventures primarily in the United States and the Middle East, but also in Asia and Europe. We are committed to global sustainability through “green technology” and developing engineered chemical solutions that meet our customers’ evolving needs.

Our principal executive offices are located at 199 Benson Road, Middlebury, CT 06749 and 1818 Market Street, Suite 3700, Philadelphia, PA 19103 and our telephone number is (203) 573-2000.

The Plan of Reorganization

On March 18, 2009, we and 26 of our U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The cases were consolidated for joint administration purposes only and were assigned a lead case number 09-11233 (REG). Our non-U.S. subsidiaries and certain U.S. subsidiaries were not included in the Chapter 11 filing.

On June 17, 2010, the Debtors filed with the Bankruptcy Court a proposed Plan and related Disclosure Statement. The Plan sets forth the contemplated structure of the Debtors that are being reorganized in connection with the Chapter 11 cases at the emergence date and outlines the manner in which the prepetition creditors’ and equity holders’ various claims against and interests in the Debtors will be treated. On August 5, 2010, after filing revised versions of the Plan and Disclosure Statement, the Bankruptcy Court approved the Disclosure Statement and the procedures for the Debtors to solicit votes on the Plan. The hearing to consider confirmation of the Plan is currently scheduled to commence on September 16, 2010. The Bankruptcy Court will confirm the Plan if the requisite type and amount of creditors vote to approve the Plan, and it determines that the Plan otherwise complies with the requirements set forth in section 1129 of the Bankruptcy Code. Although the timing is uncertain and no assurances can be given, we believe that the Bankruptcy Court will confirm a plan of reorganization for the Debtors that would be substantially similar to the Plan described herein.

The proposed Plan includes the following key elements, among others:

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The strengthening of the Debtors’ balance sheet through the conversion of certain prepetition debt and claims to equity, contributions to unfunded pension plans and the settlement of many tort and environmental contingencies.

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The costs of emergence, including the cash required for distributions in settlement of certain prepetition claims, will be financed primarily from our exit financing facilities and our excess cash balances resulting from consummation of the Plan and related transactions, including the proceeds from this rights offering.

On August 8, 2010, Chemtura Canada Co./Cie (“Chemtura Canada”) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court and on August 11, 2010, commenced ancillary recognition proceedings under Part IV of the Companies’ Creditors Arrangement Act (the “CCAA”) in the Ontario Superior Court of Justice, located in Ontario, Canada (the “Canadian Court” and such proceedings, the “Canadian Case”). The Bankruptcy Court entered an order jointly administering Chemtura Canada’s Chapter 11 case with the current Chapter 11 cases under lead case number 09-11233 (REG) and appointed Chemtura Canada as the “foreign representative” for the purposes of the Canadian Case. On August 11, 2010, the Canadian Court entered an order recognizing the Chapter 11 cases as “foreign main proceedings” under the CCAA. These filings are designed only to address in the context of the Plan diacetyl claims asserted against Chemtura Corporation and Chemtura Canada.

To effectuate our restructuring and emergence from Chapter 11 as a viable company, the Plan provides for the treatment of claims of creditors and interests of equity holders. In developing the Plan, the Debtors engaged in good faith negotiations with the statutory committee of unsecured creditors (the “Creditors’ Committee”), the committee of equity security holders (the “Equity Committee”) and an ad hoc committee representing certain holders of the Debtors’ notes and unsecured lender claims (the “Ad Hoc Bondholders’ Committee”). In furtherance of the restructuring, we also propose to raise new equity capital through the rights offering to be implemented under the Plan, as described herein.

The Plan organizes claims against the Debtors into classes according to their relative priority and certain other criteria. For each class, the Plan describes (a) the underlying claim or interest, (b) the recovery available to the holders of claims or interests in that class under the Plan, (c) whether the class is “impaired” under the Plan, meaning that each holder will receive less than the full value on account of its claim or interest or that the rights of holders under law will be altered in some way (such as receiving stock instead of holding a claim) and (d) the form of consideration (e.g., cash, stock or a combination thereof), if any, that such holders will receive on account of their respective claims or interests. Distributions to creditors under the Plan generally will include a combination of new common stock, cash, reinstatement or such other treatment as agreed between the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee) and the applicable creditor. Certain creditors will be eligible to elect, when voting on the Plan, to receive their recovery in the form of the maximum available amount of cash or the maximum available amount of new common stock.

The Plan provides that if eligible holders of Chemtura’s common stock vote as a class to accept the Plan, they will receive their pro rata share (determined with respect to all holders of interests in us) of 5% of new common stock, plus the right to participate in this rights offering. If, however, holders of interests in us vote as a class to reject the Plan, they will receive their pro rata share of value available for distribution, if any, after all allowed claims have been paid in full and certain disputed claims reserves have been established in accordance with the terms of the Plan. All new common stock distributed under the Plan to holders of claims and, if applicable, interests, including new common stock distributed in connection with the rights offering, shall be subject to dilution by certain of our incentive plans.

Under the rights offering, we are not required to make distributions of fractional shares of new common stock. Therefore, only eligible holders owning the requisite number of shares of common stock will be entitled to participate in the offering. The Plan is subject to approval by the Bankruptcy Court in accordance with the Bankruptcy Code as well as various other conditions and contingencies, some of which are not within our control. We cannot provide any assurance that any plan of reorganization ultimately confirmed by the Bankruptcy Court will be consistent with the terms of the Plan. Although the Plan provides for our emergence from Chapter 11 as a going concern, there can be no assurance that the Plan, or any other plan of reorganization, will be confirmed by the Bankruptcy Court or that any such plan will be implemented successfully.

The Rights Offering

Through the rights offering, eligible holders of at least 32.9383 shares of common stock will be entitled to purchase, on a pro rata basis, a portion of the 7,385,524 shares of new common stock reserved for issuance in this rights offering for an exercise price of $13.54 per share. If any of the eligible holders do not subscribe for all of their pro rata allocation of the shares of new common stock for which they are entitled to subscribe, other eligible holders may elect to subscribe for the unsubscribed shares. If the total number of shares subscribed for in this oversubscription option exceeds the number of shares being offered, the number of shares that such oversubscribing stockholders may purchase will be reduced on a pro rata basis.

Notwithstanding anything herein to the contrary, under no circumstances shall any holder of common stock that is not entitled to vote on the Plan be eligible to participate in this rights offering. Notwithstanding anything herein to the contrary, in the event that holders of Class 13a interests vote to reject the Plan, under no circumstances shall any holder of shares of common stock have any rights to participate in the rights offering, all rights exercise forms received by the subscription agent shall be null and void and any payments received by the subscription agent will be refunded, without interest, to the eligible holders as soon as reasonably practicable after the effective date of the Plan.

In accordance with the settlement reached between us and our major stakeholders, all of the proceeds that we receive from the rights offering, which would be approximately $100 million if all rights are exercised, will be used to partially fund distributions pursuant to the Plan. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors in accordance with the Plan. The registration statement of which this prospectus forms a part relates to the proposed sale of new common stock offered pursuant to the exercise of rights in the rights offering.

Recent Developments

On August 27, 2010, we completed our previously announced private placement offering of $455 million in aggregate principal amount of 7.875% senior notes due 2018 (the “Senior Notes”). On August 27, 2010, we also entered into the Senior Secured Term Facility Credit Agreement (the “Term Loan Facility Agreement”), among us, Bank of America, N.A., as administrative agent (the “Administrative Agent”), the other agents party thereto and the Initial Lenders and other Lenders party thereto. Under the Term Loan Facility Agreement, the Lenders advanced loans in an aggregate principal amount of $295 million (the “Term Loan”), funded at 99% of such principal amount. We entered into the Senior Notes and Term Loan Facility Agreement as part of our anticipated exit financing package pursuant to our Plan (the “Exit Financing Facilities”). The proceeds from both our Senior Notes and Term Loan Facility Agreement have been placed in escrow pending our emergence from Chapter 11. For additional information see our Current Report on Form 8-K filed August 27, 2010.

THE RIGHTS OFFERING

Securities Offered	Each eligible holder shall be entitled to purchase up to its pro rata share of the 7,385,524 shares of new common stock made available pursuant to the rights offering.

If any of the eligible holders do not subscribe for all of their pro rata allocation of the shares of new common stock for which they are entitled to subscribe, other eligible holders may elect to subscribe for the unsubscribed shares. If the total number of shares subscribed for in this oversubscription option exceeds the number of shares being offered, the number of shares that each oversubscribing holder may purchase will be reduced on a pro rata basis.

Exercise Price	$13.54 per share.

Record Date	August 24, 2010.

Expiration Deadline	The rights expire, if not previously exercised, at 5:00 p.m. (EDT) on September 30, 2010, unless the exercise period is extended by us. We currently do not intend to extend the exercise period.

Use of Proceeds	If all rights are exercised, the proceeds from the rights offering will be approximately $100 million, which will be used to partially fund distributions pursuant to the Plan. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors in accordance with the Plan.

Non-Transferability of Rights; Withdrawal	Pursuant to the Plan, the rights are not transferable. Rights may be exercised only by or through the eligible holder entitled to exercise such rights on the record date. Any independent transfer or attempted transfer of the rights will be null and void and the Debtors will not treat any purported transferee as the holder of such rights. Once the rights are exercised, such exercise will not be permitted to be withdrawn.

Procedures for Exercise	For those eligible registered holders:

Each such eligible holder that intends to exercise its rights shall designate such intention on its rights exercise form and deliver the completed rights exercise form to the subscription agent prior to the expiration deadline. In addition, any eligible holder that exercises all of its rights initially allocated to it may indicate on its rights exercise form how many additional shares of new common stock such eligible holder wishes to purchase if all of the rights in the rights offering are not initially subscribed for. Along with the rights exercise form, a participating holder shall also deliver full payment (including any amount in respect to the oversubscription option) for the subscription price to the subscription agent prior to the expiration deadline. If any eligible holder fails to deliver a duly completed rights exercise form (or full payment of the subscription price) so that such form and payment is actually received by the subscription agent on or before the expiration deadline, such eligible holder shall be deemed to have relinquished and waived its rights.

For those eligible holders owning shares of common stock through a Subscription Nominee:

To exercise its rights (including pursuant to the overallotment option), such holder must provide instructions to its Subscription Nominee. The Subscription Nominee, in turn, must then convey the instruction through DTC’s Automated Subscription Offer Program (“ASOP”) on or before the expiration deadline. Full payment (including any amount in respect to the oversubscription option) for the subscription price will be made automatically through the ASOP.

If the subscription agent for any reason does not receive a duly completed rights exercise form or equivalent instructions from DTC on or prior to the expiration deadline, and immediately available funds in an amount equal to the subscription price on or prior to the expiration deadline, then each such eligible holder shall be deemed to have relinquished and waived its right to participate in the rights offering. Each eligible holder intending to participate in the rights offering must affirmatively elect to exercise its rights by the expiration deadline.

Issuance of New Common Stock	If you properly exercise your rights, you will be deemed to own the shares immediately on the effective date of our Plan.

No Recommendation	Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests.

Listing of Our New Common Stock	We have applied to list our new common stock on the NYSE under the symbol “CHMT.”

Tax Consequences of Rights Offering	You generally should not recognize gain or loss on the receipt, exercise or lapse of your rights for U.S. federal income tax purposes. You should consult your own tax advisor regarding the proper treatment of the rights in your particular circumstances.

Subscription Agent	We have appointed Epiq Bankruptcy Solutions to act as the subscription agent for the rights offering.

Risk Factors	You should read “Risk Factors” beginning on page 15 before you exercise rights.

KEY DATES TO KEEP IN MIND

Rights Offering Record Date	August 24, 2010.

Confirmation Hearing	Beginning September 16, 2010

Expiration Deadline	The rights expire, if not previously exercised, at 5:00 p.m. (EDT) on September 30, 2010, unless the exercise period is extended by us. We currently do not intend to extend the exercise period. Any rights unexercised at the end of the exercise period will expire without any payment to the holders of those unexercised rights.

RISK FACTORS

You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described below and those described in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and Quarterly Report on Form 10-Q for the period ended June 30, 2010, and certain of our other filings with the SEC. In addition, those risks described below, elsewhere in this prospectus and in any document incorporated by reference herein are not the only ones we face. Such risks are considered to be the most material. However, there may be other risks and uncertainties not currently known to us or those that we view to be immaterial may become material and adversely affect our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Businesses

The cyclical nature of the chemicals industry causes significant fluctuations in our results of operations and cash flows.

Our historical operating results reflect the cyclical and volatile nature of the supply and demand balance of the chemicals industry. The chemicals industry has experienced alternating periods of inadequate capacity and supply, allowing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, overcapacity, corresponding declining utilization rates and, ultimately, declining prices and profit margins. Some of the markets in which our customers participate, such as the automotive, electronics and building and construction industries, are cyclical in nature, thus posing a risk to us that is beyond our control. These markets are highly competitive, are driven to a large extent by end-use markets and may experience overcapacity, all of which may affect demand for and pricing of our products and result in volatile operating results and cash flows over our business cycle. Future growth in product demand may not be sufficient to utilize current or future capacity. Excess industry capacity may continue to depress our volumes and margins on some products. Our operating results, accordingly, may be volatile, as a result of excess industry capacity, as well as from rising energy and raw materials costs.

Increases in the price of the raw materials or energy utilized for our products may have a material adverse effect on our operating results.

We purchase significant amounts of raw materials and energy for our businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices and availability of the raw materials we utilize vary with market conditions and may be highly volatile. Over the past few years, we have experienced significant cost increases in purchases of petrochemicals, tin, soybean oil, other raw materials and, our primary energy source, natural gas which has had a negative impact on our operating results.

Although we have attempted, and will continue to attempt, to match increases in the prices of raw materials or energy with corresponding increases in product prices, we may not be able to immediately raise product prices, if at all. Ultimately, our ability to pass on increases in the cost of raw materials or energy to customers is highly dependent upon market conditions. Specifically, there is a risk that raising prices charged to our customers could result in a loss of sales volume. In the past, we have not always been able to pass on increases in the prices of raw materials and energy to our customers, in whole or in part, and there will likely be periods in the future when we will not be able to pass on these price increases. Reactions by our customers and competitors to our price increases could cause us to reevaluate and possibly reverse such price increases, which may raise our operating expenses and negatively affect operating results.

Any disruption in the availability of the raw materials or energy utilized for our products may have a material adverse effect on our operating results.

Across our businesses, there are a limited number of suppliers for some of our raw materials and utilities and, in some cases, the number of sources for and availability of raw materials and utilities is specific to the particular geographic region in which a facility is located. It is also common in the chemicals industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may result in our having limited negotiating power, particularly during times of rising raw material costs. Even where we have multiple suppliers for a raw material or utility, these suppliers may not make up for the loss of a major supplier. Moreover, any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. For some of our products, the facilities or distribution channels of raw material and utility suppliers and our production facilities form an integrated system, which limits our ability to negotiate favorable terms in supply agreements.

In addition, as part of an increased trend towards vertical integration in the chemicals industry, other chemical companies are purchasing raw material suppliers. This is further reducing the available suppliers for certain raw materials.

If one or more of our significant raw material or utility suppliers were unable to meet its obligations under present supply arrangements, raw materials become unavailable within the geographic area from which they are now sourced, or supplies are otherwise constrained or disrupted, our businesses could be forced to incur increased costs for our raw materials or utilities, which would have a direct negative impact on plant operations and may adversely affect our results of operations and financial condition.

Decline in general economic conditions and other external factors may adversely impact our operations.

External factors, including domestic and global economic conditions, international events and circumstances, competitor actions and government regulation, are beyond our control and can cause fluctuations in demand and volatility in the prices of raw materials and other costs that can intensify the impact of economic cycles on our operations. We produce a broad range of products that are used as additives and components in other products in a wide variety of end-use markets. As a result, our products may be negatively impacted by supply and demand instability in other industries and the effects of that instability on supply chain participants. Economic and political conditions in countries in which we operate may also adversely impact our operations. For example, some countries in Central and Eastern Europe have been particularly adversely affected by the recent global financial crisis, and rising government deficits and indebtedness levels, protracted credit market tightness and other challenging European market conditions have negatively affected, and could continue to negatively affect, our businesses. Although our diversified product portfolio and international presence lessen our dependence on a single market and exposure to economic conditions or political instability in any one country or region, our businesses are nonetheless sensitive to changes in economic conditions. Accordingly, financial crises and economic downturns anywhere in the world could adversely affect our results of operations, cash flow and financial condition.

Competition may adversely impact our results of operations.

We face significant competition in many of the markets in which we operate due to the trend toward global expansion and consolidation by competitors. Some of our existing competitors are larger than we are and may have more resources and better access to capital markets to facilitate continued expansion or new product development. Additionally, some of our competitors have greater product range and distributional capability than we do for certain products and in specific regions. We also expect that we will continue to face new competitive challenges as well as additional risks inherent in international operations in developing regions. We are susceptible to price competition in certain markets in which customers are sensitive to changes in price. At the same time, we also face downward pressure on prices from industry overcapacity and lower cost structures in certain businesses. The further use and introduction of generic and alternative products by our competitors may result in increased competition and could require us to reduce our prices and take other steps to compete effectively. These measures could negatively affect our financial condition, results of operations and cash flows. Alternatively, if we were to increase prices in response to this competition, the reactions of our competitors and customers to such price increases could cause us to reevaluate and possibly reverse such price increases or risk a loss in sales volumes.

Our inability to register our products in member states of the European Union under the REACh legislation may lead to some restrictions or cancellations of registrations, which could impact our ability to manufacture and sell certain products.

In December 2006, the European Union signed the Registration, Evaluation and Authorization of Chemicals (“REACh”) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products via a substance registration process. The full REACh registration process will be phased in over the next ten years. The registration process will require capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by Chemtura and will require us to perform chemical safety assessments. Successful registration under REACh will be a functional prerequisite to the continued sale of our products in the European Union market. Thus, REACh presents a risk to the continued sale of our products in the European Union should we be unable or unwilling to complete the registration process or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products.

Adverse weather or economic conditions could materially affect our results of operations.

Sales volumes for the products in Chemtura AgroSolutions™, like all agricultural products, are subject to the sector’s dependency on weather, disease and pest infestation conditions. Adverse weather conditions in a particular region could materially adversely affect Chemtura AgroSolutions™. Additionally, our Chemtura AgroSolutions™ products are typically sold pursuant to contracts with extended payment terms in Latin America and Europe. Customary extended payment periods, which are tied to particular crop growing cycles, render Chemtura AgroSolutions™ susceptible to losses from receivables during economic downturns and may adversely affect our results of operations and cash flows.

Our pool and spa products in our Consumer segment are primarily used in swimming pools and spas. Demand for these products is influenced by a variety of factors, including seasonal weather patterns. An adverse change in weather patterns, such as the unseasonably cold and wet summers in the United States in 2008 and 2009, could negatively affect the demand for, and profitability of, our pool and spa products.

Demand for Chemtura AgroSolutions™ products is affected by governmental policies.

Demand for our Chemtura AgroSolutions™ products is also influenced by the agricultural policies of governments and regulatory authorities, particularly in developing countries in Asia and Latin America, where we conduct business. Moreover, changes in governmental policies or product registration requirements could have an adverse impact on our ability to market and sell our products.

Current and future litigation, governmental investigations, prosecutions and administrative claims, including antitrust-related governmental investigations and lawsuits, could harm our financial condition, results of operations and cash flows.

We have been involved in several significant lawsuits and claims relating to environmental and chemical exposure matters, and may in the future be involved in similar litigation. Additionally, we are routinely subject to other civil claims, litigation and arbitration and regulatory investigations arising in the ordinary course of our business as well as with respect to our divested businesses. Some of these claims and lawsuits relate to product liability claims, including claims related to current and former products and asbestos-related claims concerning the premises and historic products of us and our predecessors. We could become subject to additional claims. An adverse outcome of these claims could have a materially adverse effect on our business, financial conditions, results of operations and cash flows.

We have also been involved in a number of governmental investigations, prosecutions and administrative claims in the past, including antitrust-related governmental investigations and civil lawsuits, and may in the future be subject to similar claims. Additionally, we have incurred and could again incur expenses in connection with antitrust-related matters, including expenses related to our cooperation with governmental authorities and defense-related civil lawsuits.

Environmental, health and safety regulation matters could have a negative impact on our results of operations and cash flows.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things, emissions in the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Our operations entail the risk of violations of those laws and sanctions for violations such as clean-up and removal costs, long-term monitoring and maintenance costs, costs of waste disposal, natural resource damages and payments for property damage and personal injury. Although it is our policy to comply with such laws and regulations, it is possible that we have not been or may not be at all times in compliance with all of these requirements.

Additionally, these requirements, and enforcement of these requirements, may become more stringent in the future. The ultimate additional cost of compliance with any such requirements could be material. Non-compliance could subject us to material liabilities such as government fines or orders, criminal sanctions, third-party lawsuits, remediations and settlements, the suspension, modification or revocation of necessary permits and licenses, or the suspension of non-compliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future regulatory or other developments could also restrict or eliminate the use of, or require us to make modifications to, our products, packaging, manufacturing processes and technology, which could have a significant adverse impact on our financial condition, results of operations and cash flows.

At any given time, we may be involved in claims, litigation, administrative proceedings, settlements and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage, personal injury and regulatory compliance or non-compliance. The resolution of these environmental matters could have a material adverse effect on our results of operations and cash flows.

Recent federal regulations aimed at increasing security at certain chemical production plants, and similar legislation that may be proposed in the future, could require us to enhance plant security and to alter or discontinue our production of certain chemical products, thereby increasing our operating costs and causing an adverse effect on our results of operations.

Regulations have recently been issued by the U.S. Department of Homeland Security (“DHS”) aimed at decreasing the risk, and effects, of potential terrorist attacks on chemical plants located within the United States. Pursuant to these regulations, these goals would be accomplished in part through the requirement that certain high-priority facilities develop a prevention, preparedness, and response plan after conducting a vulnerability assessment. In addition, companies may be required to evaluate the possibility of using less dangerous chemicals and technologies as part of their vulnerability assessments and prevention plans and implementing feasible safer technologies in order to minimize potential damage to their facilities from a terrorist attack. Certain of our sites are subject to these regulations and we cannot state at this time with certainty the costs associated with any security plans that DHS may require. These regulations may be revised further, and additional legislation may be proposed in the future on this topic. It is possible that such future legislation could contain terms that are more restrictive than what has recently been passed and which would be more costly to us. We cannot predict the final form of currently pending legislation, or other related legislation that may be passed and can provide no assurance that such legislation will not have an adverse effect on our results of operations in a future reporting period. In addition, the failure to comply with these regulations could result in liability to us for any subsequent damages.

We operate on an international scale and are exposed to risks in the countries in which we have significant operations or interests. Changes in foreign laws and regulatory requirements, export controls or international tax treaties could adversely affect our results of operations and cash flows.

We are dependent, in large part, on the economies of the countries in which we manufacture and market our products. Of our 2009 net sales, 49% were to customers in the United States and Canada, 31% to Europe and Africa, 15% to the Asia/Pacific region and 5% to Latin America. As of June 30, 2010, our net property, plant and equipment were located as follows: 66% in the United States and Canada, 27% in Europe and Africa, 5% in the Asia/Pacific region and 2% in Latin America.

The economies of countries in these areas are in different stages of socioeconomic development. Consequently, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially adversely affect our financial condition, results of operations and cash flows.

We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights. Changes in tax regulation and international tax treaties could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements and effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. If we cannot provide reliable financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Even effective internal controls have inherent limitations including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting in future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement, including with respect to income tax accounts and international customer incentive, commission and promotional payment practices. We have completed the previously disclosed review of various customer incentive, commission and promotional payment practices of the Chemtura AgroSolutions™ segment (formerly known as Crop Protection Engineered Products) in its Europe, Middle East and Africa region. The review was conducted under the oversight of the Audit Committee of the Board of Directors and with the assistance of outside counsel and forensic accounting consultants. As disclosed previously, the review found evidence of various suspicious payments made to persons in certain Central Asian countries and of activity intended to conceal the nature of those payments. The amounts of these payments were reflected in our books and records but were not recorded appropriately. In addition, the review found evidence of payments that were not recorded in a transparent manner, including payments that were redirected to persons other than the customer, distributor or agent in the particular transaction. None of these payments were subject to adequate internal control. We have strengthened our worldwide internal controls relating to customer incentives and sales agent commissions and enhanced our global policy prohibiting improper payments, which contemplates, among other things, that we monitor our international operations. Such monitoring may require that we investigate allegations of possible improprieties relating to transactions and the way in which such transactions are recorded. We have severed our relationship with all of the sales agents, and the employees responsible for the suspicious payments no longer are, or by the end of the year, no longer will be our employees. We cannot reasonably estimate the nature or amount of monetary or other sanctions, if any, that might be imposed as a result of the review.

If we fail to remedy these deficiencies or otherwise fail to maintain adequate internal controls, including any failure to implement new or improved controls, or if we experience difficulties in their implementation, we could fail to meet our reporting obligations, and there could be a material adverse effect on our business and financial results. In the event that our current control practices deteriorate, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our securities may be adversely affected.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations.

Significant portions of our businesses are conducted in currencies other than the U.S. dollar. Accordingly, foreign currency exchange rates affect our operating results. Effects of exchange rate fluctuations upon our future operating results cannot be predicted because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. In certain foreign countries, some components of our cost structure are denominated in U.S. dollars while our revenues are denominated in the local currency. In those cases, currency devaluation could adversely impact our operating margins.

We are dependent upon a trained, dedicated sales force, the loss of which could materially affect our operations.

Many of our products are sold and supported through dedicated staff and specifically trained personnel. The loss of this sales force due to our Chapter 11 proceedings or other conditions could affect our ability to sell and support our products effectively, which could have an adverse effect on our results of operations.

A drilling moratorium in the U.S. Gulf of Mexico in response to the current oil spill in the Gulf of Mexico, could adversely affect our flame retardants business.

As has been widely reported, on April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig Deepwater Horizon, leading to the oil spill currently affecting the Gulf of Mexico. In response to this incident, the Minerals Management Service (now known as the Bureau of Ocean Energy Management, Regulation and Enforcement, or “BOE”) of the U.S. Department of the Interior issued a notice on May 30, 2010 implementing a six-month moratorium on certain drilling activities in the U.S. Gulf of Mexico. Implementation of the moratorium was blocked by a U.S. District Court, which was subsequently affirmed on appeal, but on July 12, 2010, the BOE issued a new moratorium that applies to deep-water drilling operations that use subsea blowout preventers or surface blowout preventers on floating facilities. The new moratorium will last until November 30, 2010, or until such earlier time that the BOE determines that deep-water drilling operations can proceed safely.

Our flame retardants business produces products which are used in older drilling rigs in the Gulf of Mexico. While this business had already experienced decreased demand for products used in deep sea drilling for oil and gas for some time due to reduced rig count in the Gulf of Mexico due to high natural gas inventories, the temporary moratorium on drilling in the Gulf of Mexico will likely delay any recovery in demand for these products.

Production facilities are subject to operating risks that may adversely affect our financial condition, results of operations and cash flows.

We are dependent on the continued operation of our production facilities. Such production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, terrorist attacks, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, remediation complications, chemical spills, discharges or releases of toxic or hazardous gases, storage tank leaks and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental damage, fines, civil or criminal penalties and liabilities. The occurrence of these events may disrupt production which could have an adverse effect on the production and profitability of a particular manufacturing facility and our business, financial condition, results of operations and cash flows.

Our businesses depend upon many proprietary technologies, including patents, licenses and trademarks. Our competitive position could be adversely affected if we fail to protect our patents or other intellectual property rights or if we become subject to claims that we are infringing upon the rights of others.

Our intellectual property is of particular importance for a number of the specialty chemicals that we manufacture and sell. The trademarks and patents that we own may be challenged, and because of such challenges, we could eventually lose our exclusive rights to use and enforce such proprietary technologies and marks, which would adversely affect our competitive position and results of operations. We are licensed to use certain patents and technology owned by other companies, including foreign companies, to manufacture products complementary to our own products. We pay royalties for these licenses in amounts not considered material, in the aggregate, to our consolidated results. We cannot assure you that such licensors will adequately maintain or protect or enforce such licensed technology, or that such licenses will continue to be available on current terms, which may impair our ability to offer certain products and may require us to seek licenses on less favorable terms.

In connection with our introduction and development of the Chemtura AgroSolutions™ brand, we have filed applications to register the Chemtura AgroSolutions™ trademark. In April 2010, a third party filed an opposition to one such filing in the United States for the registration of the Chemtura AgroSolutions™ mark in connection with agricultural herbicides and pesticides. If such opposition is successful, we may be unable to prevent competitors from using marks similar to Chemtura AgroSolutions™ in the United States, and may be subject to further challenges which may prevent us from using the Chemtura AgroSolutions™ mark in the United States.

We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Although it is our policy to enter into confidentiality agreements with our employees and third parties to restrict the use and disclosure of trade secrets and proprietary know-how, those confidentiality agreements may be breached. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how, and others could obtain knowledge of such trade secrets through independent development or other access by legal means. The failure of our patents, trademarks or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how and the brands under which we market and sell our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that our products or methods do not infringe on the patents or other intellectual property rights of others. Infringement and other intellectual claims or proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling products that contain asserted intellectual property;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which may not be available on reasonable terms; and

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the rights of third parties.

Such requirements could adversely affect our revenue, increase costs, and harm our financial condition.

Our patents may not provide full protection against competing manufacturers outside of the United States, the European Union countries and certain other developed countries. Weaker protection may adversely impact our sales and results of operations.

In some of the countries in which we operate, such as China, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other developed countries. Weaker protection may assist competing manufacturers in becoming more competitive in markets in which they might not have otherwise been able to introduce competing products for a number of years. In these regions, we, therefore, tend to rely more heavily upon trade secret and know-how protection, as applicable, rather than patents. Additionally, for our Chemtura AgroSolutions™ products sold in China, we rely on regulatory protection of intellectual property provided by regulatory agencies, which may not provide us with complete protection against competitors.

An inability to remain technologically innovative and to offer improved products and services in a cost-effective manner could adversely impact our operating results.

Our operating results are influenced in part by our ability to introduce new products and services that offer distinct value to our customers. For example, both our Chemtura AgroSolutions™ business and our organometallic specialties business seek to provide tailored products for customers’ often unique problems, which requires an ongoing level of innovation. In many of the markets where we sell our products, the products are subject to a traditional product life cycle. Even where we devote significant human and financial resources to develop new technologically advanced products and services, we may not be successful in these efforts.

Joint venture investments that we make could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and disputes between us and our joint venture partners.

A portion of our operations is conducted through certain ventures in which we share control with third parties. In these situations, we are not in a position to exercise sole decision-making authority regarding the facility, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Joint venture partners may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the partnership or joint venture. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent the members of our management team from focusing their time and effort on our business. Consequently, action by, or disputes with, our joint venture partners might result in subjecting the facilities owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners. Our joint ventures’ unfunded and underfunded pension plans and post-retirement health care plans could adversely impact our financial condition, results of operations and cash flows.

Our unfunded and underfunded defined benefit pension plans and post-retirement welfare benefit plans could adversely impact our financial condition, results of operations and cash flows.

The cost of our defined benefit pension and post-retirement welfare benefit plans is incurred over long periods of time and involves many uncertainties during those periods of time. Our funding policy for defined benefit pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets or in a change of the expected rate of return on plan assets. Similarly, our post-retirement welfare benefit cost is materially affected by the discount rate used to measure these obligations, as well as by changes in the actual cost of providing these medical and other welfare benefits.

We have underfunded obligations under our U.S. tax-qualified defined benefit pension plans totaling approximately $249 million on a projected benefit obligation basis as of December 31, 2009. We also have underfunded obligations under our U.K. defined benefit plan. Further declines in the value of the plan investments or unfavorable changes in law or regulations that govern pension plan funding could materially change the timing and amount of required funding. Additionally, we sponsor foreign and non-qualified U.S. pension plans under which there are substantial unfunded liabilities totaling approximately $191 million on a projected benefit obligation basis as of December 31, 2009. Foreign regulatory authorities may seek to have us take responsibility for some portion of these obligations. Mandatory funding contributions with respect to these obligations and potential unfunded benefit liability claims could have a material adverse effect on our financial condition, results of operations or future cash flows. In addition, our actual costs with respect to our post-retirement welfare benefit plans could exceed our current actuarial projections.

We may be required to fund the pension plan of our U.K. subsidiary, which would have an adverse effect on our results of operations.

In addition, certain of the Debtors’ subsidiaries and affiliates sponsor pension plans in their respective countries that are or may be underfunded. Non-Debtor Chemtura Manufacturing U.K. Limited sponsored the Great Lakes U.K. Limited Pension Plan (the “U.K. Pension Plan”), an occupational pension scheme that was established and participated in the U.K. Pension Plan in order to provide pensions and other benefits, most of which are defined benefits in nature based on pensionable salary. The U.K. Pension Plan provides benefits to approximately 580 pensioners and 690 members entitled to deferred payment of defined benefits. Although an actuarial valuation as of December 31, 2008 is still being finalized, the estimated funding deficit as of June 30, 2009, as measured in accordance with section 75 of the Pension Act of 1995 (U.K.) is approximately £95 million.

The Trustees of the U.K. Pension Plan have filed 27 contingent, unliquidated proofs of claim against each of the Debtors. On July 8, 2010, the Debtors filed an objection seeking to disallow and expunge these proofs of claim. We cannot assure you that the claims will be disallowed or that such claims would be treated as prepetition unsecured claims or that litigation will not ensue with respect to such claims in the Bankruptcy Court. As a result, we may have exposure as a consequence of the U.K. Pension Plan’s liabilities, which could have a material adverse effect on our results of operations and financial condition.

We are subject to risks associated with possible climate change legislation, regulation and international accords.

Greenhouse gas emissions have increasingly become the subject of a large amount of international, national, regional, state and local attention. Cap and trade initiatives to limit greenhouse gas emissions have been enacted in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact all industries. The Environmental Protection Agency (“EPA”) is using existing laws to impose obligations, including reporting obligations, permitting requirements, and certain emissions control requirements on certain large stationary source greenhouse gas emitters. In addition, future regulation of greenhouse gas could occur pursuant to future international treaty obligations, statutory or further regulatory changes, including under the Clean Air Act or new climate change legislation. While not all are likely to become law, there is a strong indication that additional climate change related mandates will be forthcoming, and may impact our costs by increasing energy costs and raw material prices and establishing costly emissions trading schemes or emissions limitations, and requiring modification of equipment.

A step toward federal restriction on greenhouse gas emissions was taken on December 7, 2009, when the EPA issued its Endangerment Finding in response to a decision of the Supreme Court of the United States. The EPA found that the emission of six greenhouse gases, including carbon dioxide (which is emitted from the combustion of fossil fuels), may reasonably be anticipated to endanger public health and welfare. Based on this finding, the EPA defined the mix of these six greenhouse gases to be “air pollution” subject to regulation under the Clean Air Act. Although the EPA has stated a preference that greenhouse gas regulation be based on new federal legislation rather than the existing Clean Air Act, certain major emitters of greenhouse gases emissions are the subject of recent EPA rulemakings promulgated under the Clean Air Act. For example, the EPA has issued additional regulatory requirements for certain major sources to report greenhouse gas emissions and for certain large industrial facilities to obtain permits and to install emissions control technologies.

The U.S. Congress is considering legislation that would create an economy-wide “cap-and-trade” system that would establish a limit (or cap) on overall greenhouse gas emissions and create a market for the purchase and sale of emissions permits or “allowances.” Under the leading cap-and-trade proposals before Congress, the chemical industry likely would be affected due to anticipated increases in energy costs as fuel providers pass on the cost of the emissions allowances, which they would be required to obtain, to cover the emissions from fuel production and the eventual use of fuel by us or our energy suppliers. In addition, cap-and-trade proposals would likely increase the cost of energy, including purchases of steam and electricity, and certain raw materials used by us. Other countries are also considering or have implemented “cap-and-trade” systems. Future environmental regulatory developments related to climate change are possible, which could materially increase operating costs in the chemical industry and thereby increase our manufacturing and delivery costs.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under U.S. generally accepted accounting principles (“GAAP”), we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment on July 31 of each year. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, negatively impacting our results of operations.

We do not yet know all of the persons who will serve on our board of directors after the Emergence Date.

On the emergence date, our board of directors will consist of nine directors, one of whom will be the chief executive officer. The Debtors, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee have established a board selection committee to select eight members of the board of directors in addition to the chief executive officer. The board selection committee, which will be advised by an independent search firm, will be charged with working together to try to reach consensus upon a list of proposed board members. In the event, however, that consensus is not reached by the board selection committee, the Creditors’ Committee and the Ad Hoc Bondholders’ Committee shall, together, be entitled to designate six members of the board of directors and the Debtors will be entitled to designate two members. Each designated member of the board of directors will meet minimum eligibility requirements consistent with service on the board of a public company of comparable size to Chemtura and the other Debtors, with such minimum requirements to be identified by the independent search firm advising the board selection committee. As a result, we do not yet know who the persons who will serve on our board of directors after the emergence date will be, and their interests may conflict with your interests.

Risks Related to Chapter 11 and Emergence from Chapter 11

We may be subject to claims that were not discharged in the Chapter 11 cases, which could have a material adverse effect on our results of operations and profitability.

The Plan will only resolve claims against those of our subsidiaries that were parties to the Chapter 11 proceedings. In addition, certain material claims against the Debtors will not be resolved pursuant to the Plan and will remain with us after we emerge from Chapter 11. Furthermore, certain claims that should have been resolved pursuant to the Plan may not be discharged. Pursuant to the terms of the Plan, the provisions of the Plan constitute a good faith compromise of all claims, interests and controversies relating to the contractual, legal and subordination rights that a holder of a claim or an interest may have with respect to any allowed claim or interest, or any distribution to be made on account of such allowed claim or interest, with respect to the Debtors subject to the Chapter 11 proceedings. Circumstances in which claims and other obligations that arose prior to our Chapter 11 filings may not be discharged include, among other things, instances where a claimant had inadequate notice of the Chapter 11 filings. We anticipate that the largest claims which will not be resolved through the Chapter 11 proceedings will be our ongoing pension liabilities, liabilities for other post employment benefits, certain environmental liabilities for our owned and operated facilities and some off site locations and certain tort liabilities for injuries that are known to us or that do not manifest themselves until after we emerge from Chapter 11.

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

In connection with the Disclosure Statement and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon our emergence from the Chapter 11 cases. This information was not audited or reviewed by our independent public accountants. These projections were prepared for the purpose of the Chapter 11 cases and not for the purpose of this rights offering and have not been, and will not be, updated on an ongoing basis. These projections are not included in, or incorporated by reference into, this prospectus and should not be relied upon in connection with the exercise of rights. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections that were prepared in connection with the Disclosure Statement and the hearing to consider confirmation of the Plan. As a result, you should not consider or rely on such projections in deciding whether to exercise your rights.

Following our emergence from Chapter 11, our historical consolidated financial information included in this prospectus may not be comparable to financial information for future periods.

Following our emergence from Chapter 11, we will operate our existing businesses under a new capital structure, and we may have to adopt “fresh-start” accounting. If required, under fresh-start accounting, assets and liabilities will be recorded at fair value, based on values determined in connection with the implementation of our Plan. Certain reported assets do not yet give effect to the adjustments that would result from the adoption of fresh-start accounting and, as a result, would change materially. Accordingly, our balance sheet and results of operations from and after the date of our emergence from Chapter 11 may not be comparable to the balance sheet or results of operations reflected in our historical consolidated financial statements included elsewhere in this prospectus.

We have made certain assumptions regarding the effects of the application of fresh-start accounting, which may differ materially from the actual effect of the adoption of fresh-start accounting, if required.

In preparing the Unaudited Pro Forma Condensed Consolidated Financial Information included in this prospectus, we have made certain assumptions regarding the application of fresh-start accounting to our historical consolidated financial information. For example, we have made certain assumptions regarding the reorganization value of our assets upon emergence and the fair values of identifiable assets and liabilities. In the event we are required to adopt fresh-start accounting, it is possible that the final reorganization value of our assets and the final fair value of our identifiable assets and liabilities will be different from the amounts used in the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information contained in this prospectus. Therefore, actual amounts of identifiable assets and liabilities may differ from the amounts reflected in our Unaudited Condensed Consolidated Pro Forma Financial Information. The fair value adjustment to plant, property and equipment together with intangibles may result in different depreciation and amortization expenses than reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information, although this amortization would have no impact on our cash flows. In addition, fair value adjustments of inventory upon the adoption of fresh-start accounting will increase our cost of goods sold, reducing profitability until that inventory is sold. As a result, our financial statements prepared after we emerge from Chapter 11 may be materially different from those set forth in this prospectus.

Our historical consolidated financial statements state that uncertainties related to our emergence from Chapter 11 protection raise substantial doubt about our ability to continue as a going concern.

This prospectus incorporates by reference our audited consolidated balance sheets as of December 31, 2009, and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009 prepared in accordance with GAAP. Our financial statements as of December 31, 2009 and 2008 state that uncertainties inherent in our Chapter 11 process and recurring losses from continuing operations raise substantial doubt about our ability to continue as a going concern. Although we believe that as of the date of our emergence from Chapter 11, the basis for the uncertainties relating to our ability to continue as a going concern will no longer exist, we cannot assure you that a similar disclosure will not be included in future financial statements.

Regardless of the foregoing, our historical consolidated financial statements have been prepared in accordance with GAAP applicable to a going concern, which assumes that we will be able to meet our obligations and continue our operations over a reasonable length of time. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern.

We cannot be certain that the Chapter 11 proceedings will not adversely affect our operations going forward.

We cannot assure you that our operations going forward will not be adversely affected by our Chapter 11 filing. Our Chapter 11 filing may impair our ability to successfully negotiate favorable terms from suppliers, hedging counterparties and others and to attract and retain customers, employees and managers. The failure to obtain such favorable terms and retain customers and employees could adversely affect our business, financial condition and results of operations. For example, the public disclosure of our liquidity constraints and the

Chapter 11 cases has impaired our ability to maintain normal credit terms with certain of our suppliers. As a result, we have been required to pay cash in advance to certain vendors and have experienced restrictions on the availability of trade credit, which has further reduced our liquidity. If liquidity problems persist following our emergence from Chapter 11, our suppliers could refuse to provide key products and services.

Risks Related to Ownership of Our New Common Stock

The market price of our new common stock is subject to volatility.

The market price of our new common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operational results and cash flow, our and our competitors’ earnings, changes in financial estimates by securities analysts, trading volume, market conditions in the industry, the general state of the securities markets and the market for stocks of companies in our industry, governmental legislation or regulation and currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

A liquid trading market for our new common stock may not develop.

We have applied to list our new common stock on the New York Stock Exchange or other exchange. However, we may not be able to satisfy the requirements for listing our new common stock on the exchange. Even if we are able to list our new common stock on the New York Stock Exchange or other exchange, a liquid trading market for our new common stock may not develop or be sustained. The liquidity of the trading market for our new common stock will depend, among other things, upon the number of holders of our new common stock, our financial performance and the number of research analysts covering Chemtura, none of which can be determined or predicted with certainty.

Substantial sales of or trading in our new common stock could occur in connection with emergence from Chapter 11, which could cause our stock price to be adversely affected.

Shares distributed in connection with the Plan generally may be sold in the public markets immediately following our emergence from Chapter 11 or thereafter from time to time. Some of our creditors or other investors who receive shares of our new common stock in connection with the Plan may sell our shares shortly after emergence from Chapter 11 for any number of reasons. The sale of significant amounts of our new common stock or substantial trading in our new common stock or the perception in the market that substantial trading in our new common stock will occur may adversely affect the market price of our new common stock.

Certain holders of claims may acquire a substantial amount of our new common stock upon consummation of the Plan.

During our Chapter 11 cases, there has been no limitation on the trading of claims. Accordingly, upon consummation of the Plan, certain holders of claims are likely to receive distributions of our new common stock representing a substantial amount of the outstanding shares of our new common stock. If holders of a significant number of shares of our new common stock were to act as a group, they could be in a position to control the outcome of actions requiring stockholder approval, including, among other things, election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of Chemtura and, consequently, impact the value of our new common stock. Furthermore, the possibility that one or more holders of a significant number of shares of our new common stock may sell all or a large portion of its shares of new common stock in a short period of time may adversely affect the trading prices of our new common stock.

Issuances under our Plan and future sales of our common stock will cause you to incur substantial dilution and may depress our stock price.

In connection with the consummation of the Plan, we anticipate the issuance of 100 million shares of new common stock, including approximately 7,385,524 shares reserved for issuance in this rights offering. If the holders of Class 13a interests vote against the Plan or this rights offering is undersubscribed, all or a portion of shares reserved for issuance in this rights offering, as applicable, will be reallocated to creditors. In addition, in the future we may grant equity securities to our employees, consultants and directors under certain stock option and incentive plans, and we expect to reserve 11,000,000 shares for issuance under the management incentive plan to be in effect after our emergence from Chapter 11. Furthermore, we may issue equity securities in connection with future investments or acquisitions. Such grants or issuances could constitute a substantial portion of our then-outstanding common stock. This will cause you to suffer potentially substantial dilution in your ownership of our common stock and may adversely affect the price of our common stock.

Provisions in Delaware law and our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company or changes in our management and therefore depress the trading price of our new common stock.

Our amended and restated certificate of incorporation and bylaws, which will be effective upon our emergence from Chapter 11, will contain provisions that could depress the trading price of our new common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. We are and following the effective date will continue to be subject to Section 203 of the Delaware General Corporation Law, which we refer to as the “DGCL,” which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change in control of our company. See “Description of Capital Stock—Rights and Preferences of Chemtura Capital Stock—Anti-Takeover Effects of Provisions of the DGCL and Provisions to be Included in Our Amended and Restated Certificate of Incorporation and Bylaws.”

We do not expect to pay dividends on our new common stock for the foreseeable future.

The payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including, among other things, our operating results, financial condition, contractual restrictions, corporate law restrictions, capital agreements, the applicable laws of the State of Delaware and business prospects. Additionally, upon our emergence from Chapter 11, we will have indebtedness outstanding under the Exit Financing Facilities. The Exit Financing Facilities will impose certain restrictions on the payment of dividends. For more information, see “Prospectus Summary—Recent Developments.”

We will have significant indebtedness upon our emergence from Chapter 11.

After our emergence from Chapter 11 we will have a significant amount of indebtedness. Subject to the limits contained in indebtedness upon emergence from Chapter 11, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to our stockholders, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, indebtedness upon emergence from Chapter 11 will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all our debts.

Our operations will be restricted by the terms of our indebtedness upon emergence from Chapter 11.

Our indebtedness upon emergence from Chapter 11 will contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	incur liens;

•	restrict dividends, loans or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	enter into transactions with affiliates; and

•	enter into new lines of business.

In addition, the restrictive covenants in indebtedness upon emergence from Chapter 11 will require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

A breach of the covenants under the indebtedness upon emergence from Chapter 11 could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Furthermore, if we were unable to repay the amounts due and payable under any secured indebtedness upon emergence from Chapter 11, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient assets to repay such indebtedness.

Risks Related to the Rights Offering

The exercise price was set by agreement among the company and representatives of certain of its stakeholder constituencies and is not necessarily an indication of our value or the market value of our new common stock that may be established in trading on a stock exchange.

The exercise price is the initial per share price for the new common stock being distributed to both creditors and equity interest holders under our Plan. The exercise price is $13.54 per share. This price was set by agreement among us and the representatives of certain of our stakeholder constituencies. This exercise price was not intended to bear any relationship to the historical or projected price of our common stock or our past operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the exercise price should not be considered an indication of the actual value of Chemtura or of the market value of our new common stock.

The price of our new common stock may decline.

We cannot assure you that the public trading market price of our new common stock will not decline below the exercise price after you elect to exercise your rights or that following the exercise of rights you will be able to sell your shares at a price equal to or greater than the exercise price.

The rights offering may be terminated under certain circumstances prior to the expiration of the offer period, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, if we abandon our Plan, decide not to continue with the rights offering or terminate the rights offering prior to the expiration of the offer period. Additionally, the rights offering is contingent upon the holders of Class 13a interests voting to approve the Plan. We intend to announce the results of the Plan vote, including whether the holders of Class 13a interests have voted to accept the Plan, on or about September 13, 2010. If the rights offering is terminated or not approved, all exercise payments, without interest, will be returned as soon as practicable.

You must act promptly and follow instructions carefully if you want to exercise your rights.

Eligible participants and, if applicable, Subscription Nominees acting on their behalf, who desire to purchase new common stock in the rights offering must act promptly to ensure that all required rights exercise forms are actually received prior to the expiration deadline and that all payments are actually received prior to the expiration deadline. The time period to exercise rights is limited. If you or your Subscription Nominee fails to complete and sign the required rights exercise forms, sends an incorrect payment amount or otherwise fails to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect rights exercise form or payment or contact you concerning whether a Subscription Nominee holds rights on your behalf. We have the sole discretion to determine whether an exercise properly follows the procedures that apply to the exercise of your rights.

If you elect to exercise your rights, your proposed acquisition of new common stock may be subject to notification obligations under the Hart-Scott-Rodino Act of 1976.

If as a result of exercising your rights you would hold shares of our new common stock worth in excess of $63.4 million, your proposed acquisition may trigger notification obligations under the Hart-Scott-Rodino Act of 1976, or the HSR Act, and all waiting periods under the HSR Act will need to have expired or otherwise been terminated before we can satisfy your exercise of rights. There can be no guarantee that the Federal Trade Commission and U.S. Department of Justice will allow the waiting periods to expire or terminate. You should consider seeking advice of legal counsel to determine the applicability of the HSR Act to your rights.

Your exercise of rights may not be withdrawn.

Your exercise may not be withdrawn in whole or in part for any reason even if we have not already issued the shares to you. Therefore, even if circumstances arise after you have exercised your rights pursuant to the rights offering that change your mind about investing in our new common stock, you will nonetheless be legally bound to proceed.

USE OF PROCEEDS

If all rights are exercised in the rights offering, our proceeds from the rights offering will be approximately $100 million. The proceeds will be used to partially fund distributions pursuant to the Plan. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors in accordance with the Plan.

DIVIDEND POLICY

Chemtura has not paid any dividends on its common stock since 2008. The Exit Financing Facilities that will remain outstanding following our emergence from Chapter 11 will impose certain restrictions on the payment of dividends. In addition to requiring a waiver or elimination of any such restrictions, the payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including, among other things, our operating results, financial condition, contractual restrictions, corporate law restrictions, capital agreements, the applicable laws of the State of Delaware and business prospects.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Our unaudited pro forma condensed consolidated balance sheet is presented as of June 30, 2010. Our unaudited pro forma statements of operations are presented for the six months ended June 30, 2010 and for the year ended December 31, 2009. We prepared the Unaudited Pro Forma Condensed Consolidated Financial Information by applying adjustments to our historical consolidated financial statements incorporated by reference into this prospectus. The Unaudited Pro Forma Condensed Consolidated Financial Information gives effect to the adjustments described below as if the emergence date had occurred on January 1, 2009, for the unaudited pro forma condensed consolidated statements of operations and on June 30, 2010 for the unaudited pro forma condensed consolidated balance sheet. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and Quarterly Report on Form 10-Q for the period ended June 30, 2010, and the consolidated financial statements and related notes incorporated by reference into this prospectus.

The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for illustrative purposes only. The Unaudited Pro Forma Condensed Consolidated Financial Information is not necessarily indicative of what our financial position or results of operations would have been if the emergence date had actually occurred on June 30, 2010 for the unaudited pro forma condensed consolidated balance sheet or on January 1, 2009, for the unaudited pro forma condensed consolidated statements of operations, and is not necessarily indicative of our future financial position or results of operations. As a result of our anticipated emergence from Chapter 11 and our potential adoption of fresh-start accounting, our historical consolidated financial information incorporated by reference into this prospectus will not be comparable to financial information for periods following our emergence from Chapter 11. In addition, the amount of new stockholders’ equity in the unaudited pro forma condensed consolidated balance sheet is not an estimate of the market value of our new common stock as of the emergence date or at any other time. We make no representations as to the market value, if any, of our new common stock.

The following Unaudited Pro Forma Condensed Consolidated Financial Information adjusts historical information for the effects of the following:

•	the Plan, which includes the effectiveness of the Plan and the implementation of the transactions contemplated by the Plan (as further described below, the “Recapitalization Adjustments”); and

•

the estimated adjustments required under fresh-start accounting pursuant to Accounting Standards Codification (“ASC”) 852-10-45, Reorganization—Other Presentation Matters (referred to as “Fresh-Start Adjustments” below). It has not yet been determined if fresh-start accounting will be applicable.

Recapitalization Adjustments

The Unaudited Pro Forma Condensed Consolidated Financial Information gives effect to the Plan and the implementation of the transactions contemplated by the Plan. These transactions and related underlying assumptions include, but are not limited to, the following:

•

the issuance of notes and borrowings under the Exit Financing Facilities (composed of a senior secured revolving credit facility (the “Senior Asset Based Facility”), the Term Loan, and the Senior Notes), which will result in initial indebtedness of $750 million ($744 million after discount), bearing interest at a weighted average rate of 7.1% per annum;

•

the repayment of $300 million of liabilities under the senior secured super-priority debtor-in-possession credit facility, approved on an interim basis by order of the Bankruptcy Court on February 9, 2010, and by final order on February 18, 2010, with cash;

•	the settlement of liabilities subject to compromise through equity conversion, cash repayment or reinstatement (pass-through); and

•	the payment of professional fees related to the bankruptcy proceedings, the emergence process, or the Exit Financing Facilities.

Fresh-Start Adjustments

The Unaudited Pro Forma Condensed Consolidated Financial Information also gives effect to fresh-start adjustments relating to our preliminary estimate of the impact of the application of fresh-start accounting. Under fresh-start accounting, reorganization value represents the fair value of the entity before considering indebtedness and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization. It has not yet been determined if fresh-start accounting will be applicable upon emergence. We will be required to adopt fresh-start accounting if the reorganization value of our assets immediately prior to emergence is less than our total liabilities. However, the pro forma information has been presented with adjustments to reconcile the carrying value of assets to an assumed enterprise value. The pro forma adjustments are based on the enterprise value for Chemtura, on a consolidated basis, upon which our Plan was prepared. The assumed enterprise value is $2,050 million. The fresh-start pro forma adjustments assume a hypothetical purchase price allocation based on the reorganization value as the purchase price.

The reorganization value of our assets and the fair values of assets and liabilities on the unaudited pro forma condensed consolidated balance sheet are preliminary estimated values as of June 30, 2010 and have been made solely for purposes of developing the Unaudited Pro Forma Condensed Consolidated Financial Information and are subject to further revisions and adjustments. If we are required to adopt fresh-start accounting, final valuations will be completed as of the emergence date and, to the extent such updates reflect valuations different than those used in the Unaudited Pro Forma Condensed Consolidated Financial Information, there may be adjustments in the values of certain assets and liabilities, and related deferred taxes from those shown in the unaudited pro forma condensed consolidated balance sheet. To the extent actual valuations may differ from those used in preparing the Unaudited Pro Forma Condensed Consolidated Financial Information, these differences will be reflected on our balance sheet upon emergence under fresh-start accounting. Any fair value adjustments to property, plant and equipment together with intangible assets may result in a change to depreciation and amortization expense compared to historical trends or amounts shown in the Unaudited Pro Forma Condensed Consolidated Financial Information. In addition, any fair value adjustments to inventory will increase our cost of goods sold, reducing profitability until that inventory is sold. As such, the following Unaudited Pro Forma Condensed Consolidated Financial Information may not represent our actual post-emergence financial condition and results of operations, and any differences could be material.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2010

(dollars in millions)	Historical	Recapitalization Adjustments		Subtotal	Fresh-Start Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$184	$(171	)(a)	$13	$—		$13
Accounts receivable	560	—		560	—		560
Inventories	496	—		496	80	(k)	576
Other current assets	258	(29	)(b)	229	—		229

Total current assets	1,498	(200)		1,298	80		1,378
Non-current assets:
Property, plant and equipment	681	—		681	189	(l)	870
Goodwill	227	—		227	(102	)(m)	125
Intangible assets, net	435	—		435	392	(n)	827
Other assets	176	26	(c)	202	19	(o)	221

Total assets	$3,017	$(174)		$2,843	$578		$3,421

Liabilities and stockholders (deficit) equity
Current liabilities:
Short-term borrowings	$302	$(300	)(d)	$2	$—		$2
Accounts payable	157	—		157	—		157
Accrued expenses	187	103	(e)	290	28	(p)	318
Income taxes payable	15	—		15	—		15

Total current liabilities	661	(197)		464	28		492
Non-current liabilities:
Long-term debt	2	744	(f)	746	—		746
Pension and post-retirement health care liabilities	134	306	(g)	440	—		440
Other liabilities	180	—		180	210	(p)	390

Total liabilities not subject to compromise	977	853		1,830	238		2,068
Liabilities subject to compromise	2,151	(2,151	)(h)	—	—		—

Total liabilities	3,128	(1,298)		1,830	238		2,068
Total stockholders’ (deficit) equity	(111)	1,124	(i)	1,013	340	(j)	1,353

Total liabilities and stockholders’ (deficit) equity	$3,017	$(174)		$2,843	$578		$3,421

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(dollars in millions)	Historical	Recapitalization Adjustments		Subtotal	Fresh-Start Adjustments		Pro Forma
Net sales	$1,370	$—		$1,370	$—		$1,370
Cost of goods sold	1,037	—		1,037	—	(k)	1,037
Selling, general and administrative	147	—		147	—		147
Depreciation and amortization	94	—		94	(8	)(q)	86
Research and development	20	—		20	—		20
Facility closures, severance and related costs	3	—		3	—		3
Changes in estimates related to expected allowable claims	73	—		73	—		73
Equity Income	(2)	—		(2)	—		(2)

Operating (loss) profit	(2)	—		(2)	8		6
Interest expense	(129)	99	(r)	(30)	—		(30)
Loss on early extinguishment of debt	(13)	13	(s)	—	—		—
Other expense, net	(10)	—		(10)	—		(10)
Reorganization items, net	(47)	47	(t)	—	—		—

Loss from continuing operations before income taxes	(201)	159		(42)	8		(34)
Income tax provision	(16)	—	(u)	(16)	(3	)(u)	(19)

Loss from continuing operations	$(217)	$159		$(58)	$5		$(53)

Basic and diluted per share information:
Loss from continuing operations, net of tax	$(0.90)						$(0.53)
Weighted average shares outstanding	242.9						100.0 (v)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(dollars in millions)	Historical	Recapitalization Adjustments		Subtotal	Fresh-Start Adjustments		Pro Forma
Net sales	$2,300	$—		$2,300	$—		$2,300
Cost of goods sold	1,721	—		1,721	—	(k)	1,721
Selling, general and administrative	289	—		289	—		289
Depreciation and amortization	162	—		162	(28	)(q)	134
Research and development	35	—		35	—		35
Facility closures, severance and related costs	3	—		3	—		3
Antitrust costs	10	—		10	—		10
Impairment of long-lived assets	39	—		39	—		39
Changes in estimates related to expected allowable claims	73	—		73	—		73

Operating (loss) profit	(32)	—		(32)	28		(4)
Interest expense	(70)	10	(r)	(60)	—		(60)
Other expense, net	(17)	—		(17)	—		(17)
Reorganization items, net	(97)	97	(t)	—	—		—

Loss from continuing operations before income taxes	(216)	107		(109)	28		(81)
Income tax provision	(10)	—	(u)	(10)	(10	)(u)	(20)

Loss from continuing operations	$(226)	$107		$(119)	$18		$(101)

Basic and diluted per share information:
Loss from continuing operations, net of tax	$(0.93)						$(1.01)
Weighted average shares outstanding	242.9						100.0 (v)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION (dollars in millions)

(a)	The impact on cash and cash equivalents to give effect to the transactions pursuant to the Plan is as follows:

Sources of Funds
Term Loan, net of discount	$292
Senior Notes, net of discount	452

Total sources	$744

Uses of Funds
Amended and Restated Debtor in Possession Financing (“A&R DIP Facility”)	$300
Administrative and priority claims	10
Professional fees	64
Exit financing fees and expenses	26
Payments to creditors and others	443
Pension plan contributions	72

Total uses	$915

Net change in funds	$(171)

Proceeds from the rights offering have not been assumed as they are not firmly committed at this time.

(b)	To write-off (i) the remaining deferred financing costs relating to the A&R DIP Facility ($5 million) and (ii) over-collateralized letters of credit used as consideration towards claim settlements ($24 million).

(c)	To record the impacts of financing costs relating to emergence financing.

Term Loan	$5
Senior Notes	9
Senior Asset Based Facility	6
Other financing costs	6

Total	$26

(d)	To reflect the payment of the A&R DIP Facility.

(e)	To reflect the reclassification of $103 million of obligations from liabilities of the Company subject to compromise (“LSTC”) to current liabilities. These obligations will remain as liabilities of the Company after emergence from Chapter 11. The liabilities primarily consist of workers compensation claims, deferred compensation and unrecognized tax benefits.

(f)	To reflect the issuance of new long-term debt under the Term Loan ($292 million, net of 1.0% discount) and the Senior Notes ($452 million, net of 0.73% discount).

(g)	To reflect the reclassification of $378 million of obligations from LSTC to pension and post-retirement healthcare liabilities. These obligations will remain as liabilities of the Company after emergence from Chapter 11. This reclassification is offset by contributions to defined benefit plans as contemplated under the Plan.

(h)	To record the disposition of liabilities subject to compromise pursuant to the Plan.

LSTC	$2,151
Payments to creditors and others	(443)
Administrative and priority claims	(10)
Issuance of common shares for satisfaction of certain LSTC	(1,279)
Reinstated defined benefit plan liabilities to be passed through (see Note (g))	(378)
Other reinstated liabilities to be passed through (see Note (e))	(103)
Adjustments for expected allowed claims, net	62

Net settlement impact	$—

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION (dollars in millions)—(Continued)

Adjustments for expected allowed claims consist primarily of $70 million from make-whole and no-call provisions in prepetition debt agreements that will be allowed claims pursuant to the Plan. This is offset by other assumption differences between LSTC at June 30, 2010 and LSTC in the Plan.

(i)	To reflect the equity impacts of the reorganization adjustments and fresh-start valuation:

Assumed Enterprise Value	$2,050
Less: Exit Financing Facilities and pass through debt	(748)
Plus: Cash impact of transactions contemplated in Plan	13
Less: Non-controlling interest	(11)

Equity Value	$1,304

Less: Professional fees	(64)
Plus: Adjustments for expected allowed claims(1)	(85)
Less: Write-off of A&R DIP Facility financing costs	(5)
Less: Equity value for equityholders	(26)

Total Plan effect adjustment	$1,124

(1)	Adjustments for expected allowed claims assumes an insurance recovery setoff of $24 million.

In both 2009 and 2010, Chemtura adopted emergence incentive plans (“EIP”) that provide the opportunity for participants to earn an award that will be granted upon Chemtura’s emergence from Chapter 11 or at a later date in the form of time-based restricted stock units (“RSUs”), stock options and/or in cash, if feasible. The form of consideration will be determined by Chemtura’s Board of Directors upon emergence from Chapter 11.

The Organization, Compensation and Governance Committee of the Board of Directors (the “Committee”) adopted the 2009 Emergence Incentive Plan (the “2009 EIP”), subject to the approval of the Bankruptcy Court, which approval was received on July 28, 2009. The number of employees included in the EIP and the size of the award pool were based upon specific consolidated EBITDA levels achieved during the twelve-month period immediately preceding Chemtura’s emergence from Chapter 11. The maximum award pool could amount to $17 million. On June 1, 2010, Chemtura amended the consolidated EBITDA measurement period under the 2009 EIP from twelve months trailing consolidated EBITDA from emergence from Chapter 11 to twelve months trailing consolidated EBITDA ending March 31, 2010 (the “2009 EIP Amendment”). The 2009 EIP Amendment was established by order of the Bankruptcy Court, dated May 18, 2010. The award pool for the 2009 EIP is approximately $14 million. The 2009 EIP is currently unfunded and will be funded following the emergence from Chapter 11.

On June 1, 2010, Chemtura adopted the 2010 Emergence Incentive Plan (“2010 EIP”). The 2010 EIP was also established by order of the Bankruptcy Court, dated May 18, 2010. The 2010 EIP provides the opportunity for participants to earn an award that will be granted upon Chemtura’s emergence from Chapter 11 in the form of time-based RSUs and/or stock options, if feasible, and/or in cash. The form of consideration will be determined by Chemtura’s Board of Directors upon emergence from Chapter 11. The number of employees included in the 2010 EIP and the size of the award pool are based upon the achievement of certain levels of consolidated earnings before interest, taxes, depreciation expense and amortization expense, and adjusted for certain items described in the 2010 EIP (“2010 consolidated EBITDA”) during the later of the twelve month period immediately preceding Chemtura’s emergence from Chapter 11 or December 31, 2010. The maximum award pool could amount to $19 million. The 2010 EIP is currently unfunded and will be funded following the later of the emergence from Chapter 11 or December 31, 2010 to the specified level associated with the 2010 consolidated EBITDA performance achieved.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION (dollars in millions)—(Continued)

The pro forma adjustments do not include any effects from potential award grants under the EIP, as Chemtura cannot estimate the amount, timing and vesting conditions of the related awards at this time.

(j)	To adjust stockholders’ equity to value previously ascribed in the Disclosure Statement.

(k)	To adjust inventory to its fair value assuming fresh-start accounting is applicable. Because of this adjustment, we expect cost of sales to increase by this amount over the period after emergence in which the inventory is sold (approximately three months). This cost has been excluded from the pro forma unaudited condensed consolidated statement of operations as this cost will not recur on an ongoing basis.

(l)	To adjust property, plant and equipment to its fair value assuming fresh-start accounting is applicable.

(m)	To eliminate existing goodwill and record new goodwill for the amount of reorganization value in excess of the fair value allocated to other identifiable assets and liabilities, assuming fresh-start accounting is applicable.

(n)	To record identifiable intangible assets (other than goodwill) at their fair value assuming fresh-start accounting is applicable.

(o)	To adjust investments in non-consolidated joint ventures to their fair value assuming fresh-start accounting is applicable.

(p)	To record deferred tax liabilities related to fresh-start adjustments calculated at a 35% tax rate. Final fair value adjustments will be based upon fair value allocations made at a detailed legal entity level, which may result in a different effective tax rate if fresh-start accounting is applicable.

(q)	Represents the adjustment to depreciation and amortization expense based upon the fair values of property, plant and equipment and intangible assets assuming fresh-start accounting is applicable.

The pro forma depreciation and amortization expense on an annual basis is calculated as follows:

	Property, Plant and Equipment	Intangible Assets	Total
Estimated fair value	$870	$827
Less: Non-depreciable/amortizable assets at fair value	(147)	(66)

Estimated fair value of depreciable/amortizable assets	$723	$761

Estimated weighted average remaining useful life	7.7 years	21.5 years
Pro forma annual depreciation and amortization expense	$94	$35	$129

The adjustment to the historical depreciation and amortization expense is calculated as follows:

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009
Pro forma depreciation and amortization	$65	$129
Less: Depreciation and amortization expense historically reported	(94)	(162)
Add: Historical accelerated depreciation to remain in pro forma depreciation and amortization expense	21	5

Pro forma reduction to depreciation and amortization expense	$(8)	$(28)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION (dollars in millions)—(Continued)

(r)	To reflect interest expense and amortization of debt issuance costs on new debt and the elimination of interest expense on old debt. Assumes certain interest expense (3.25% on $100 million) related to old debt remains based on the estimated level of working capital requirements during the periods presented.

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009
New Debt:
Term Loan	$(8)	$(16)
Senior Notes	(18)	(36)
Original issuance discount accretion	—	(1)
Amortization of deferred financing costs	(2)	(4)

	(28)	(57)
Old Debt:
Interest expense	(129)	(70)
Estimated working capital financing requirements	2	3

Total interest adjustment	$99	$10

With respect to the Term Loan, a 25 basis point change in interest rates would result in an approximate $1 million change in interest expense on an annual basis.

(s)	Represents the elimination of the loss on early extinguishment of debt related to the A&R DIP Facility refinancing.

(t)	Represents the elimination of expenses and gains directly related to the Chapter 11 proceedings (professional fees, contract rejection penalties, settlement gains).

(u)	No tax effects were assumed for recapitalization adjustments as these adjustments impact U.S. legal entities which are expected to remain in a full valuation allowance position upon emergence. Fresh-start adjustments impact both U.S. and non-U.S. subsidiaries and a tax rate of 35% was assumed for these adjustments based upon our best estimates of forecasted tax rates in our foreign jurisdictions. Final fair value adjustments will be based upon detailed legal entity fair value allocations, which may result in a different effective tax rate if fresh-start accounting is applicable.

(v)	Based upon the assumptions set forth in the Plan, 100 million shares of new common stock is expected to be issued and outstanding upon emergence. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors. Accordingly, the Company has assumed that the entire 100 million shares of new common stock will be outstanding.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the capital stock of Chemtura that we expect to be in place immediately after the effective date of the Plan. The final terms of the capital stock of Chemtura will be set forth in our amended and restated certificate of incorporation and bylaws that will be in effect at the time we emerge from Chapter 11, which are subject to review and approval of the Bankruptcy Court. The following description relates to the forms of our amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus is a part, which are subject to change based on such review. This description also summarizes certain provisions of the DGCL.

Authorized Capital Stock

Chemtura will have authority to issue a total of 500,250,000 shares of capital stock, which we refer to as Chemtura capital stock, consisting of:

•	500,000,000 shares of new common stock, par value $0.01 per share; and

•	250,000 shares of preferred stock, par value $0.01 per share.

Outstanding Capital Stock

The following capital stock is expected to be issued and outstanding:

•	100,000,000 shares of new common stock; and

•	no shares of preferred stock.

Rights and Preferences of Chemtura Capital Stock

New Common Stock

Voting Rights

All shares of our new common stock have identical rights and privileges. The holders of shares of our new common stock are entitled to vote on all matters submitted to a vote of our stockholders on which the holders of common stock are entitle to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in matters relating to the election or removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of new common stock.

Dividend Rights

Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock and contractual restrictions, holders of our new common stock are entitled to receive ratably dividends or other distributions when and if declared by Chemtura’s board of directors. Chemtura’s Exit Financing Facilities, which will be in place at or before our emergence from Chapter 11, will impose certain restrictions on the payment of dividends. In addition to requiring a waiver or elimination of any such restrictions, the payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital agreements, the applicable laws of the State of Delaware and business prospects. The ability of our board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the DGCL to pay dividends. For a more complete description of the dividend rights of holders of shares of our preferred stock, see “—Blank Check Preferred Stock” below. For a more complete description of our dividend policy, see “Dividend Policy.”

Liquidation Preference

In the event of a liquidation, dissolution or winding up of Chemtura (outside of the Plan), after the payment in full of all amounts owed to our creditors and holders of any outstanding shares of our preferred stock, the remaining assets of Chemtura will be distributed ratably to the holders of shares of our new common stock. The rights, preferences and privileges of holders of shares of our new common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Chemtura may designate and issue in the future without stockholder approval.

Other Rights

Holders of our new common stock do not have pre-emptive, subscription, redemption or conversion rights.

5% Ownership Limitation

Our amended and restated certificate of incorporation will include certain restrictions of trading by certain five percent stockholders of our new common stock that are intended to avoid an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”).

Blank Check Preferred Stock

Under the terms of the amended and restated certificate of incorporation, the Chemtura board of directors will be authorized to issue from time to time, without stockholder approval, up to an aggregate of 250,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If Chemtura’s board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of Chemtura.

Anti-Takeover Effects of Provisions of the DGCL and Provisions to be Included in Our Amended and Restated Certificate of Incorporation and Bylaws

The DGCL contains, and our amended and restated certificate of incorporation and bylaws will contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Chemtura. In addition, provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Section 203

We are currently and will continue to be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Chemtura and, accordingly, may discourage attempts to acquire Chemtura.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our certificate of incorporation and bylaws, as amended and restated, will provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of Chemtura. When available you may obtain copies of our new amended and restated certificate of incorporation and our new amended and restated bylaws at http://www.kccllc.net/chemtura. The information on this website is not deemed to be part of this prospectus. See also “Where You Can Find More Information.”

Removal of Directors; Vacancies

The amended and restated certificate of incorporation will provide that sitting directors of Chemtura may be removed only by an affirmative vote of 66 2/3% of all of the outstanding shares of capital stock entitled to vote in the election of directors, and any vacancy occurring on the board may be filled only by a majority of the directors then in office, even though less than a quorum.

No Written Consent of Stockholders

Any action to be taken by our stockholders will be required to be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer or pursuant to a resolution adopted by the affirmative vote of at least 35% of the voting power of all outstanding shares of capital stock entitled to vote on any such matter for which the special meeting is being proposed. Business to be transacted at a special meeting will be limited by the amended and restated bylaws to the purpose or purposes stated in the notice of the meeting.

Advance Notice Requirement

Stockholders must provide timely notice as specified in our amended and restated bylaws when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting); or

•	nominate candidates for election at an annual or special meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices.

Super-majority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. The amended and restated certificate of incorporation may provide that the following provisions, among others, in the amended and restated certificate of incorporation and amended and restated bylaws may be amended only by an affirmative vote of 66 2/3% of all of the outstanding shares of capital stock entitled to vote in the election of directors:

•	provisions governing number of directors, removal of directors and filling vacancies on the board;

•	the prohibition on stockholder action by written consent;

•	the indemnification of directors and officers and related limitation of liability;

•	the trading restrictions applicable to five percent stockholders;

•	the ability to call a special meeting of stockholders; and

•	the amendment provision requiring that the above provisions be amended only with an 66 2/3% super-majority vote.

In addition, subject to the foregoing, the amended and restated certificate of incorporation will grant the board of directors the authority to amend and repeal the bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or the amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for Chemtura’s new common stock is expected to be Mellon Investor Services.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will limit the liability of directors to the fullest extent permitted by the DGCL. In addition, our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of a director to Chemtura for monetary damages for breach of fiduciary duty as a director, except for except to the extent such exemption from liability is not permitted under the DGCL.

The limitation of liability and indemnification provisions to be included in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

THE RIGHTS OFFERING

Background of the Rights Offering

On March 18, 2009, the Debtors filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The cases were consolidated for joint administration purposes only and were assigned a lead case number 09-11233 (REG). Chemtura’s non-U.S. subsidiaries and certain U.S. subsidiaries were not included in the Chapter 11 filing.

On June 17, 2010, the Debtors filed with the Bankruptcy Court a proposed Plan and related Disclosure Statement. The Plan sets forth the contemplated structure of the Debtors that are being reorganized in connection with the Chapter 11 cases at the emergence date and outlines the manner in which the prepetition creditors’ and equity holders’ various claims against and interests in the Debtors will be treated. On August 5, 2010, after filing revised versions of the Plan and Disclosure Statement, the Bankruptcy Court approved the Disclosure Statement and the procedures for the Debtors to solicit votes on the Plan. The hearing to consider confirmation of the Plan is currently scheduled to commence on September 16, 2010. The Bankruptcy Court will confirm the Plan if the requisite type and amount of creditors vote to approve the Plan, and it determines that the Plan otherwise complies with the requirements set forth in section 1129 of the Bankruptcy Code. Although the timing is uncertain and no assurances can be given, we believe that the Bankruptcy Court will confirm a plan of reorganization for the Debtors that would be substantially similar to the Plan described herein.

The proposed Plan includes the following key elements, among others:

•

The strengthening of the Debtors’ balance sheet through the conversion of certain prepetition debt and claims to equity, contributions to unfunded pension plans and the settlement of many tort and environmental contingencies.

•

The costs of emergence, including the cash required for distributions in settlement of certain prepetition claims, will be financed primarily from our exit financing facilities and our excess cash balances resulting from consummation of the Plan and related transactions, including the proceeds of the rights offering.

On August 8, 2010, Chemtura Canada Co./Cie filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court and on August 11, 2010, commenced ancillary recognition proceedings under Part IV of the CCAA in the Canadian Court. The Bankruptcy Court entered an order jointly administering Chemtura Canada’s Chapter 11 case with the current Chapter 11 cases under lead case number 09-11233 (REG) and appointed Chemtura Canada as the “foreign representative” for the purposes of the Canadian Case. On August 11, 2010, the Canadian Court entered an order recognizing the Chapter 11 cases as “foreign main proceedings” under the CCAA. These filings are designed only to address in the context of the Plan diacetyl claims asserted against Chemtura Corporation and Chemtura Canada.

To effectuate Chemtura’s restructuring and emergence from Chapter 11 as a viable company, the Plan provides for the treatment of claims of creditors and interests of equity holders. In developing the Plan, the Debtors engaged in good faith negotiations with the Creditors’ Committee, the Equity Committee and the Ad Hoc Bondholders’ Committee. In furtherance of the restructuring, Chemtura also proposes to raise new equity capital through the rights offering to be implemented under the Plan, as described herein.

The Plan organizes claims against the Debtors into classes according to their relative priority and certain other criteria. For each class, the Plan describes (a) the underlying claim or interest, (b) the recovery available to the holders of claims or interests in that class under the Plan, (c) whether the class is “impaired” under the Plan, meaning that each holder will receive less than the full value on account of its claim or interest or that the rights of holders under law will be altered in some way (such as receiving stock instead of holding a claim) and (d) the form of consideration (e.g., cash, stock or a combination thereof), if any, that such holders will receive on account of their respective claims or interests. Distributions to creditors under the Plan generally will include a combination of new common stock, cash, reinstatement or such other treatment as agreed between the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee) and the applicable creditor. Certain creditors will be eligible to elect, when voting on the Plan, to receive their recovery in the form of the maximum available amount of cash or the maximum available amount of new common stock.

The Plan provides that if eligible holders of Chemtura’s common stock in us vote as a class to accept the Plan, they will receive their pro rata share (determined with respect to all holders of interests in us) of 5% of new common stock to be issued and outstanding immediately following the effective date of the Plan, plus the right to participate in this rights offering. If, however, holders of interests in us vote as a class to reject the Plan, they will receive their pro rata share of value available for distribution, if any, after all allowed claims have been paid in full and certain disputed claims reserves have been established in accordance with the terms of the Plan. All new common stock distributed under the Plan to holders of claims and, if applicable, interests, including new common stock distributed in connection with the rights offering, shall be subject to dilution by certain of our incentive plans.

Under the rights offering, Chemtura is not required to make distributions of fractional shares of new common stock. Therefore, only eligible holders owning the requisite number of shares of common stock will be entitled to participate in the offering. The Plan is subject to approval by the Bankruptcy Court in accordance with the Bankruptcy Code as well as various other conditions and contingencies, some of which are not within our control. We cannot provide any assurance that any plan of reorganization ultimately confirmed by the Bankruptcy Court will be consistent with the terms of the Plan. Although the Plan provides for our emergence from Chapter 11 as a going concern, there can be no assurance that the Plan, or any other plan of reorganization, will be confirmed by the Bankruptcy Court or that any such plan will be implemented successfully.

The Rights Offering

Through the rights offering, eligible holders of at least 32.9383 shares of common stock will be entitled to purchase, on a pro rata basis, a portion of the 7,385,524 shares of new common stock reserved for issuance in this rights offering for an exercise price of $13.54 per share. If any of the eligible holders do not subscribe for all of their pro rata allocation of the shares of new common stock for which they are entitled to subscribe, other eligible holders may elect to subscribe for the unsubscribed shares. If the total number of shares subscribed for in this oversubscription option exceeds the number of shares being offered, the number of shares that such oversubscribing holders may purchase will be reduced on a pro rata basis.

In accordance with the settlement reached between Chemtura and certain of its major stakeholders, all of the proceeds that Chemtura receives from the rights offering, which would be up to approximately $100 million if all of the rights are exercised, will be used to partially fund distributions under the Plan. If the rights offering is undersubscribed, any shares of new common stock reserved for issuance in the rights offering that are not purchased will be reallocated to creditors in accordance with the Plan. The registration statement of which this prospectus forms a part relates to the proposed sale of new common stock offered by Chemtura pursuant to the exercise of rights in the rights offering.

Rights Offering Procedures

Each eligible holder’s pro rata share will be based upon the following equation:

Holder’s number of shares of common stock held as of the record date	X	Total number of shares of new common stock reserved for issuance in this rights offering Total number of shares of common stock as of the record date	=	Maximum number of initial rights (Round Down to the Nearest Whole Number)

If any of the eligible holders do not subscribe for all of their allocation of the shares of new common stock for which they are entitled to subscribe, other eligible holders may elect to subscribe for the unsubscribed shares. If the total number of shares subscribed for in this oversubscription option exceeds the number of shares being offered, the number of shares that such oversubscribing holder may purchase will be reduced on a pro rata basis. No eligible holder, however, will be granted or allowed to exercise any right for fractional shares of new common stock.

Any reference to a particular eligible holder’s total exercise price shall mean the exercise price multiplied by the number of shares of new common stock such eligible holder elected to purchase.

Notwithstanding anything to the contrary herein, under no circumstances shall any holder of common stock that is not entitled to vote on the Plan be eligible to participate in this rights offering. Notwithstanding anything contained in the Plan to the contrary, in the event that holders of Class 13a interests vote to reject the Plan, under no circumstances shall any holder of shares of common stock have any rights to participate in the rights offering, all rights exercise forms received by the subscription agent shall be null and void and any payments received by the subscription agent will be refunded, without interest, to the eligible holders as soon as reasonably practicable after the effective date of the Plan.

Commencement/Expiration of the Rights Offering

The rights offering will expire at 5:00 p.m. (EDT) on September 30, 2010, unless the exercise period is extended by us. We currently do not intend to extend the exercise period. Each eligible holder intending to participate in the rights offering must affirmatively elect to exercise its rights on or prior to the expiration deadline in accordance with the rights offering procedures described herein.

As promptly as practicable following the expiration deadline, Chemtura shall deliver, or cause to be delivered, to each eligible holder or, in the case of those eligible holders whose shares are held through a Subscription Nominee, DTC, that has sought to exercise rights, a written statement specifying the number of rights that were validly and effectively exercised by such eligible holder.

Exercise of Rights

For those eligible registered holders:

•

Each such eligible holder that intends to exercise its rights shall designate such intention on its rights exercise form and deliver the completed rights exercise form to the subscription agent prior to the expiration deadline. In addition, any eligible holder that exercises all of its rights initially allocated to it may indicate on its rights exercise form how many additional shares of new common stock such eligible holder wishes to purchase if all of the rights in the rights offering are not initially subscribed for. Along with the rights exercise form, a participating holder shall also deliver full payment (including any amount in respect to the oversubscription option) for the subscription price to the subscription agent prior to the expiration deadline. If any eligible holder fails to deliver a duly completed rights exercise form (or full payment of the subscription price) so that such form and payment is actually received by the subscription agent on or before the expiration deadline, such eligible holder shall be deemed to have relinquished and waived its rights.

For those eligible holders owning shares of common stock through a Subscription Nominee:

•

To exercise its rights (including pursuant to the overallotment option), such holder must provide instructions to its Subscription Nominee. The Subscription Nominee, in turn, must then convey the instruction through DTC’s ASOP on or before the expiration deadline. Full payment (including any amount in respect to the oversubscription option) for the subscription price will be made automatically through the ASOP system.

If the subscription agent for any reason does not receive a duly completed rights exercise form or equivalent instructions from DTC on or prior to the expiration deadline, and immediately available funds in an amount equal to the subscription price on or prior to the expiration deadline, or payment by DTC, then each such eligible participant shall be deemed to have relinquished and waived its right to participate in the rights offering. Each eligible holder intending to participate in the rights offering must affirmatively elect to exercise its rights by the expiration deadline.

To facilitate the exercise of rights for eligible holders that hold shares of common stock through a Subscription Nominee, on the commencement date, the Debtors will deliver rights exercise forms to the record holders, including, without limitation, Subscription Nominees. Each Subscription Nominee will be entitled to receive sufficient copies of the rights exercise form for distribution to the beneficial owners of the allowed interests for whom such Subscription Nominee holds such interests. The Subscription Nominees may use the rights exercise form provided or such other form as they may customarily use for the purpose of obtaining instructions with respect to the rights offering.

Disputes, Waivers and Extensions

Any and all disputes concerning the timeliness, viability, form and eligibility of any exercise of rights shall be addressed in good faith by the Debtors (in consultation with the Creditors’ Committee and the Ad Hoc Bondholders’ Committee), subject to a final and binding determination by the Bankruptcy Court. The Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld), subject to Bankruptcy Court approval, may seek to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such times as they may determine in good faith to be appropriate, or reject the purported exercise of any rights. The Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) reserve the right, but are under no obligation, to give notice to any eligible holder or nominee regarding any defect or irregularity in connection with any purported exercise of rights by such eligible holder and the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) may, but are under no obligation, permit such defect or irregularity to be cured within such time as they may determine in good faith, subject to Bankruptcy Court approval, to be appropriate; provided, however, that none of the Debtors, the Creditors’ Committee, the Ad Hoc Bondholders’ Committee or the subscription agent shall incur any liability for failure to give such notification.

The Debtors, with the approval of the Bankruptcy Court, and the Creditors’ Committee and/or the Equity Committee, may extend the duration of the rights offering or adopt additional detailed procedures to more efficiently administer the distribution and exercise of the rights.

Funds

The proceeds of the rights offering will be used to provide up to $100 million in cash (or such lesser amount of proceeds actually achieved, in the event of an under-subscription) funding to the reorganized Debtors to partially fund distributions pursuant to the Plan.

The payments made in accordance with the rights offering shall be deposited and held by Epiq Bankruptcy Solutions, as the subscription agent, in escrow pending the effective date of the Plan in an account or accounts (a) which shall be separate and apart from the subscription agent’s general operating funds and any other funds subject to any lien or any cash collateral arrangements and (b) which segregated account or accounts will be maintained for the purpose of holding the money for administration of the rights offering until the effective date of the Plan. The subscription agent shall not use the funds for any other purpose other than to release the funds as directed by the Debtors on the effective date of the Plan and shall not encumber or permit the rights offering funds to be encumbered by any lien or similar encumbrance.

Issuance of New Common Stock

If an eligible holder properly exercises its rights pursuant to the terms of this rights offering procedures described herein, such holder shall be deemed to own the shares of new common stock immediately on the effective date of the Plan.

Waiver

Each eligible holder that participates in the rights offering shall be deemed by virtue of such participation, to have waived and released, to the fullest extent permitted under applicable law, all rights, claims or causes of action against the Debtors, the reorganized Debtors and the subscription agent and each of their subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners and representatives arising out of or related to the receipt, delivery, disbursements, calculations, transmission or segregation of cash, rights and shares of new common stock in connection with the rights offering.

Transfer Restriction; Withdrawal

Pursuant to the Plan, the rights are not transferable. Rights may be exercised only by or through the eligible holder entitled to exercise such rights as of the rights offering record date. Any independent transfer or attempted transfer of the rights will be null and void and the Debtors will not treat any purported transferee as the holder of any rights. Once the eligible holder has properly exercised its rights, such exercise will not be permitted to be withdrawn by such eligible holder.

Proration of Oversubscription Rights

If, as of the expiration deadline, eligible holders, in the aggregate, attempt to exercise more rights in the oversubscription option than are available for all eligible holders electing to exercise their oversubscription rights, then eligible holders will only be able to exercise their pro rata share of such oversubscription rights, and each properly exercising eligible holder shall have the oversubscription rights which it may exercise reduced on a pro rata basis. The difference between the price actually paid by such exercising eligible holder and the eligible holder’s exercise price for new common stock that such eligible holder is entitled to acquire after giving effect to the reduction, if any, shall be refunded, without interest, as soon as reasonably practicable after the effective date of the Plan.

Inquiries and Transmittal of Documents; Subscription Agent

The exercise instructions contained in the rights exercise form should be carefully read and strictly followed.

Questions relating to the rights offering should be directed to the subscription agent at the following address and phone number:

Epiq Bankruptcy Solutions

757 Third Avenue, 3rd Floor

New York, New York 10017

(866) 734-9387

The risk of delivery of all documents and payments is on the eligible holders electing to exercise their rights, and not on the Debtors or the subscription agent. If mail is used, it is recommended that a reputable overnight courier or insured registered mail be used and that a sufficient number of days be allowed to ensure delivery to the subscription agent before the expiration deadline.

Rights Offering Conditioned Upon Confirmation and Effectiveness of the Plan; Reservation of Rights

All exercises of rights are subject to and conditioned upon the confirmation of the Plan and the occurrence of the effective date of the Plan. Furthermore, the rights offering is conditioned upon holders of Class 13a interests voting to accept the Plan. Notwithstanding anything to the contrary, the Debtors (with the consent of the Creditors’ Committee and the Ad Hoc Bondholders’ Committee, which consent shall not be unreasonably withheld) and the reorganized Debtors reserve the right to modify the terms of the rights offering to comply with applicable laws, including the Securities Act.

No Recommendation

Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests.

HSR Act Notice Obligations

If as a result of exercising your rights you would hold shares of our new common stock worth in excess of $63.4 million, your proposed acquisition may trigger notification obligations under the HSR Act, and all waiting periods under the HSR Act will need to have expired or otherwise been terminated before we can satisfy your exercise of rights. You should consider seeking advice of legal counsel to determine the applicability of the HSR Act to your rights.

SHARES OF NEW COMMON STOCK ISSUED IN THE

REORGANIZATION ELIGIBLE FOR FUTURE SALES

Because no shares of new common stock will be issued until the effectiveness of the Plan and the completion of the rights offering, prior to this offering, there has been no public market for our new common stock. We cannot assure you that a significant public market for Chemtura’s new common stock will develop or be sustained after this offering. Future sales of substantial amounts of our new common stock, including shares issued upon exercise of options or warrants, in the public market after this offering, or the perception that those sales could occur, could adversely affect the prevailing market price of our new common stock.

Upon the completion of the rights offering and after giving effect to the confirmation order and the Plan, there will be approximately 100,000,000 shares of our new common stock outstanding. Except as set forth below, all shares of new common stock outstanding after this offering will be freely tradable without restriction or further registration under the Securities Act unless held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

New Common Stock Issued in Reliance on Section 1145 of the Bankruptcy Code

We will rely on section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act the offer and sale of such new common stock to be issued pursuant to the Plan other than the new common stock to be issued pursuant to the exercise of rights in the rights offering. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. In general, securities issued under section 1145 may be resold without registration unless the recipient is an “underwriter” with respect to those securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

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purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is:

•	with a view to distributing those securities; and

•	under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in Section 2(a)(11) of the Securities Act.

To the extent that persons who receive new common stock are deemed to be “underwriters,” resales by those persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell our new common stock or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act.

Stock Options and Other Stock Awards

The Plan contemplates the adoption of a new equity incentive plan under which shares of our new common stock, or options or other awards to purchase shares of our new common stock, can be issued to directors, management and other employees of ours. A total of 11,000,000 shares of new common stock will be reserved for issuance under the new equity incentive plan.

We expect to file registration statements on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under the new equity incentive plan. Upon filing of the Forms S-8 applicable to each stock plan, the shares will be freely tradable in the public market, subject to certain limitations applicable to affiliates.

PLAN OF DISTRIBUTION

We intend to distribute rights exercise forms and copies of this prospectus to eligible holders of our common stock who held their shares on the record date for the rights offering, which was August 24, 2010. Eligible holders owning at least 32.9383 shares of common stock as of the record date may be eligible to subscribe for shares of our new common stock at $13.54 per share.

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid by us in connection with the rights offering other than certain fees and expenses of the subscription agent. Certain of our officers and other employees may solicit responses from you, but those officers and other employees will not receive any commissions or compensation for their services other than their normal employment compensation.

We will pay all customary fees and expenses of the subscription agent related to the rights offering. We also have agreed to indemnify the subscription agent from liabilities that they may incur in connection with the rights offering.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the certain U.S. federal income tax consequences of the receipt of the rights in the rights offering. This summary is based upon currently existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular recipients of rights in light of their individual investment circumstances or the U.S. federal come tax consequences to beneficial owners subject to special treatment under U.S. federal income tax laws such as banks and other financial institutions, governmental agencies, partnerships or other pass-through entities, regulated investment companies or real estate investment trusts, insurance companies, brokers, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, or non-U.S. persons, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences other than U.S. federal income tax consequences.

No rulings or determinations of the IRS or any other taxing authority have been sought or obtained with respect to the tax consequences described herein, and the discussion below is not binding on the IRS or the courts. Accordingly, we cannot assure you that the IRS will not assert, or that a court will not sustain, a position different from any described herein.

This discussion is limited to U.S. holders who hold the property in respect of which they will receive rights, and who will hold the rights and the common stock into which the rights are exercisable, as a capital asset.

As used herein, the term “U.S. holder” means a recipient of rights that is, or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Receipt of Rights

The distribution of the rights to holders of equity interests in Chemtura should be treated as a tax-free distribution under the Code. Such holder should not recognize gain or loss on the distribution. If you are an equity holder receiving rights under the Plan, you should consult your own tax advisor regarding the proper treatment of the rights in your particular circumstances.

Exercise or Lapse of the Rights

A holder generally will not recognize gain or loss upon the exercise of the right. A holder’s tax basis in the new common stock received upon exercise of a right will be equal to the sum of the holder’s tax basis in the right

(if any) and the amount paid for the new common stock. A holder’s holding period in the new common stock received on exercise of a right will commence the day following its acquisition. Recipients of rights should consult their own tax advisors regarding the basis and holding period consequences of exercising a right.

On the lapse of a right, a holder generally would recognize a loss equal to its tax basis in the right (if any). In general, such gain or loss would be a capital gain or loss, and would be long-term gain or loss to the extent that such holder had held the existing equity interests in Chemtura for more than one year.

Information Reporting and Backup Withholding Tax

The receipt of consideration under the Plan may be subject to information reporting to the IRS and possibly to U.S. backup withholding tax. Backup withholding of taxes, currently at a rate of 28%, will apply to such payments if a holder fails to provide an accurate taxpayer identification number (certified on IRS Form W-9) or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is provided to the IRS.

LEGAL MATTERS

Kirkland & Ellis LLP, Chicago, Illinois, will pass upon the validity of the securities offered in this offering.

EXPERTS

The consolidated financial statements and financial statement schedule of Chemtura Corporation and subsidiaries (Debtor-in-Possession) as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement on Form S-1 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph that states Chemtura Corporation and 26 of its subsidiaries organized in the United States filed for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code and there are uncertainties inherent in the bankruptcy process. The Company also has suffered recurring losses from continuing operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

The audit report covering the December 31, 2009 consolidated financial statements also contains an explanatory paragraph which states that as discussed in Note 2 to Notes to Consolidated Financial Statements, the Company, due to the adoption of new accounting principles, in 2009, changed its method of accounting for fair value measurements for non-financial assets and liabilities, and non-controlling interest; in 2008, changed its method of accounting for fair value measurements for financial assets and liabilities; and in 2007, changed its method of accounting for uncertainty in income taxes.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the sale of the shares of our new common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our new common stock offered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.chemtura.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Expenses payable by Chemtura in connection with the sale of the new common stock being registered are estimated as follows:

Amounts to be Paid
Securities and Exchange Commission Registration Fee	$7,130
Legal Fees and Expenses	$250,000
Accounting Fees and Expenses	$35,000
Subscription Agent, Printing and Delivery Fees	$505,000
Listing Fees	$25,000
Miscellaneous Expenses	$5,000

Total	$827,130

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. Section 145(b) of the DGCL provides that a Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the DGCL.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation will provide that the directors of Chemtura shall not be personally liable to Chemtura or its stockholders for monetary damages for violations of their fiduciary duty, except (i) for any breach of the director’s fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain provisions permitted by Section 102(b)(7) of the DGCL.

Our amended and restated certificate of incorporation will provide for indemnification of the officers and directors of Chemtura to the fullest extent permitted by the DGCL.

The forgoing is only a general summary of certain aspects of Delaware law and the registrant’s organizational documents dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the applicable provisions of the DGCL and of the registrant’s amended and restated certificate of incorporation and bylaws.

In addition, Chemtura’s directors and officers are covered by insurance indemnifying them against certain liabilities which might be incurred by them in their capacities as such, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

Not applicable.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

1.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

4.	that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

5.	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	any free writing prospectus relating to the offering prepared by, or on behalf of, the undersigned registrant or used or referred to by the undersigned registrant;

(c)	the portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Middlebury, Connecticut on August 27, 2010.

CHEMTURA CORPORATION (DEBTOR-IN-POSSESSION) (Registrant)

By:	/s/ STEPHEN C. FORSYTH
Name:	Stephen C. Forsyth
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Craig A. Rogerson	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	August 27, 2010.

/s/ STEPHEN C. FORSYTH Stephen C. Forsyth	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 27, 2010.

* Kevin V. Mahoney	Senior Vice President and Corporate Controller (Principal Accounting Officer)	August 27, 2010.

* Nigel D. T. Andrews	Director	August 27, 2010.

* James W. Crownover	Director	August 27, 2010.

* Martin M. Hale	Director	August 27, 2010.

* Roger L. Headrick	Lead Director	August 27, 2010.

* Burton M. Joyce	Director	August 27, 2010.

* Bruce F. Wesson	Director	August 27, 2010.

Signature	Title	Date

* John K. Wulff	Director	August 27, 2010.

* By:	/s/ STEPHEN C. FORSYTH
Attorney-in-fact

Exhibit Index

Exhibit No.	Description

2.1	Debtors Joint Chapter 11 Plan.

3.1	Form of Amended and Restated Certificate of Incorporation of Chemtura Corporation (the “Registrant”).

3.2	Form of Bylaws of the Registrant.

4.1	Indenture, dated as of February 1, 1993, between Witco Corporation and The Chase Manhattan Bank, N.A. relating to $150 million of 6.875% debentures due 2026 (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-K for the year ended December 31, 2008, as amended).

4.2	Indenture, dated as of July 16, 1999, between Great Lakes Chemical Corporation and The First National Bank of Chicago relating to $400 million of 7% notes due July 15, 2009 (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 10-K for the year ended December 31, 2008, as amended).

4.3	Rights Agreement, dated as of September 2, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-A filed September 28, 1999).

4.4	Form of First Supplemental Indenture, dated February 1, 1996, by and among Witco Corporation, Chase Manhattan Bank, N.A., the Initial Trustee, and Fleet National Bank of Connecticut, the Note Trustee, relating to the 6 1/8% Notes due 2006 and 6 7/8% Notes due 2026 (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 10-K for the year ended December 31, 2008, as amended).

4.5	Second Supplemental Indenture, dated as of August 5, 2004, between Crompton Corporation and U.S. Bank, National Association, to the 1993 Indenture (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

4.6	Fourth Supplemental Indenture, dated as of July 1, 2005. to the Indenture dated as of February 1, 1993, among the Registrant, the Guarantors signatory thereto, Manufacturers and Traders Trust Company, as trustee, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K filed July 1, 2005).

4.7	Indenture, dated as of August 16, 2004, among Crompton Corporation, the Guarantors listed on Schedule A thereto, Wells Fargo Bank, National Association, as trustee and Deutsche Bank Trust Company Americas as Note Custodian, Paying Agent and Registrar, relating to the Registrant’s 9 7/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

4.8	Indenture, dated as of August 16, 2004, among Crompton Corporation, the Guarantors listed on Schedule A thereto, Wells Fargo Bank, National Association, as trustee and Deutsche Bank Trust Company Americas as Note Custodian, Paying Agent and Registrar, relating to the Registrant’s Senior Floating Rate Notes due 2010 (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

4.9	Supplemental Indenture dated as of May 31, 2005, by and between Crompton Corporation and Wells Fargo Bank, National Association, as Trustee, relating to Crompton Corporation Senior Floating Rate Notes due 2010 (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed June 1, 2005).

4.10	Supplemental Indenture dated as of May 31, 2005, by and between Crompton Corporation and Wells Fargo Bank, National Association, as Trustee, relating to Crompton Corporation 9 7/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed June 1, 2005).

Exhibit No.	Description

4.11	Indenture dated as of April 24, 2006, by and among the Registrant as Issuer, the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee relating to the Registrant’s 6.875% Notes due 2016 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the period ended March 31, 2006).

4.12	Supplemental Indenture, dated as of February 11, 2009, among GLCC LAUREL, LLC, BIOLAB COMPANY STORE, LLC and BIOLAB FRANCHISE COMPANY, LLC, each an indirect subsidiary of Registrant, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 10.61 to Registrant’s Form 10-K for the year ended December 31, 2008).

4.13	Supplemental Indenture, dated as of July 1, 2005, to the Indenture dated as of July 16, 1999, among Great Lakes Chemical Corporation, the Registrant, the Guarantors signatory thereto and J.P. Morgan Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K filed July 1, 2005).

4.14	Purchase Agreement, dated as of August 13, 2010, among the Registrant, certain of the Registrant’s subsidiaries, as guarantors, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital Inc., Wells Fargo Securities, LLC and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed August 17, 2010).

4.15

Escrow Agreement, dated as of August 27, 2010, among the Registrant, U.S. Bank National Association and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed August 27, 2010).

4.16	Indenture, dated as of August 27, 2010, among the Registrant and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed August 27, 2010).

4.17	Registration Rights Agreement, dated as of August 27, 2010, among the Registrant, the subsidiaries named therein, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital Inc., Wells Fargo Securities, LLC and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 8-K filed August 27, 2010).

5.1	Opinion of Kirkland & Ellis LLP.

10.1	Supplement No. 1, dated as of March 26, 2004, to the Security Agreement dated as of December 21, 2001, among the Registrant, various subsidiaries of the Registrant, and Citicorp USA, Inc., as Collateral Agent (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the period ended March 31, 2004).

10.2	Credit Agreement, dated as of August 16, 2004, among Crompton Corporation, the Lenders from time to time party thereto, Deutsche Bank AG, Cayman Islands Branch, as Deposit Bank and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 10.43 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

10.3	Security Agreement, dated as of August 16, 2004, among Crompton Corporation, certain of its subsidiaries from time to time party thereto and Deutsche Bank AG New York Branch as Collateral Agent (incorporated by reference to Exhibit 10.47 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

10.4	Pledge Agreement, dated as of August 16, 2004, among Crompton Corporation, certain of its subsidiaries from time to time party thereto and Deutsche Bank AG New York Branch, as Pledgee (incorporated by reference to Exhibit 10.48 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

Exhibit No.	Description

10.5	Subsidiaries Guaranty, dated as of August 16, 2004, among certain subsidiaries of Crompton Corporation and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 10.49 of the Company’s Registration Statement on Form S-4 Registration Number 333-119641, filed October 8, 2004).

10.6+	Form of Supplemental Savings Plan, effective January 1, 2005, by and between the Registrant and various key management personnel (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed February 28, 2005).

10.7+	2005 Crompton Corporation Short-Term Incentive Plan, effective January 1, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed April 27, 2005).

10.8	Credit Agreement, dated as of July 1, 2005, among the Registrant, the Lenders listed therein, Citibank, N.A., as Agent, and Bank of America, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed July 1, 2005).

10.9	Amendment No. 1 to the Credit Agreement by and among the Registrant, various lenders and Citibank, N.A., as Agent, dated as of December 12, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed December 15, 2005).

10.10	Amended and Restated Credit Agreement by and among the Registrant, various lenders and Citibank, N.A., as Agent, dated as of December 12, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed December 15, 2005).

10.11	Amendment No. 2, dated as of December 31, 2005, to the 2005 Credit Agreement by and among the Registrant, various lenders and Citibank N.A., as Agent, dated as of July 1, 2005, as amended and restated by Amendment No. 1 dated as of December 12, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed February 15, 2006).

10.12	Amendment No. 3, dated as of December 31, 2005, to the Credit Agreement by and among the Registrant, various lenders and Citibank N.A., as Agent, dated as of July 1, 2005, as amended and restated by Amendment No. 1 dated as of December 12, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed March 20, 2006.)

10.13+	Chemtura Corporation 2006 Long-Term Incentive Plan, effective April 27, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed April 27, 2006).

10.14	Form of Amendment No. 4 to the Credit Agreement by and among the Registrant, various lenders and Citibank, N.A., as Agent, dated as of May 9, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed May 26, 2006).

10.15+	Employment Agreement dated as of June 13, 2006, by and between the Registrant and Robert L. Wood (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed June 19, 2006).

10.16	Form of Amendment No. 5 to the Credit Agreement by and among the Registrant, various lenders and Citibank, N.A., as Agent, dated as of December 14, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed December 15, 2006).

10.17	Form of Amendment No. 6 to the Credit Agreement by and among the Registrant, various lenders and Citibank, N.A., as Agent, dated as of February 27, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed February 28, 2007).

10.18+	Employment of Stephen C. Forsyth was accompanied by a sign-on bonus, performance-based restricted stock, restricted stock grant, stock options, participation in the Management Incentive Plan, Key Executive and Key Employee Severance Plan, Supplemental Savings Plan, and the “Flexperq” Program (incorporated by reference to the Registrant’s Form 8-K filed April 9, 2007).

Exhibit No.	Description

10.19+	2007-2009 Chemtura Corporation Long-Term Incentive Plan, effective March 28, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed March 29, 2006).

10.20+	Agreement dated November 28, 2007 by and between the Registrant and David G. Dickey, (incorporated by reference to Exhibit 10.84 to the Registrant’s Form 10-K for the year ended December 31, 2007).

10.21+	Separation Agreement and General Release dated January 21, 2008, by and between Gary P. Yeaw and the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed January 23, 2008).

10.22+	2008 Chemtura Corporation Management Incentive Program, effective February 28, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed March 3, 2008).

10.23+	2008-2010 Chemtura Corporation Long-Term Incentive Plan, effective February 28, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed March 3, 2008).

10.24+	The Board of Directors of the Registrant adopted a new compensation schedule (dated as of October 28, 2008) for non-employee members of the Board of Directors, (incorporated by reference to the Registrant’s Form 8-K filed October 31, 2008).

10.25	Amendment Number 1 to Receivables Purchase Agreement (dated as of May 31, 2007), (incorporated by reference to Exhibit 10.86 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.26	Letter Agreement Regarding Receivables Purchase Agreement (dated as of May 31, 2007) (incorporated by reference to Exhibit 10.87 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.27	Amendment Number 2 to Amended and Restated Receivables Purchase Agreement (dated as of June 28, 2007), (incorporated by reference to Exhibit 10.88 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.28	First Amendment, dated as of May 31, 2007 to Fourth Amended and Restated Receivables Sale Agreement Dated as of September 28, 2006, (incorporated by reference to Exhibit 10.89 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.29	Amendment No. 2 to Fourth Amended and Restated Receivables Sale Agreement (dated as of June 28, 2007), (incorporated by reference to Exhibit 10.90 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.30	Third Amendment, dated as of August 31, 2007 to Fourth Amended and Restated Receivables Sale Agreement Dated as of September 28, 2006, (incorporated by reference to Exhibit 10.91 to the Registrant’s Form 10-Q for the period ended September 30, 2008).

10.31+	Employment Agreement dated as of December 8, 2008, by and between the Registrant and Craig A. Rogerson (incorporated by reference to Exhibit 10.86 to the Registrant’s Form 8-K filed December 9, 2008).

10.32+	Separation Agreement and General Release, dated as of December 8, 2008, by and between Mr. Robert L. Wood and the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed December 16, 2008).

10.33+	Separation Agreement and General Release dated January 19, 2009, by and between Lynn A. Schefsky and the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed February 5, 2009).

Exhibit No.	Description

10.34	Sixth Amendment and Waiver Agreement, dated as of December 30, 2008, to the Fourth Amended and Restated Receivables Sale Agreement dated as of September 28, 2006, by and among Crompton & Knowles Receivables Corporation, as seller (“Seller”), Chemtura Corporation, as the initial collection agent, The Royal Bank of Scotland plc (as successor to ABN AMRO Bank N.V.), as agent, and various other banks and liquidity providers (incorporated by reference to Exhibit 10.1 to the Registrant’s December 30, 2008 Form 8-K/A filed January 2, 2009).

10.35	Form of Receivables Purchase Agreement, dated as of January 23, 2009, by and among Registrant, as Seller, Registrant as the Servicer, Citicorp USA, Inc., as Agent, Citigroup Global Markets Inc., as Arranger and The Royal Bank of Scotland Plc, as Syndication Agent (incorporated by reference to Exhibit 10.92 to the Registrant’s Form 8-K filed January 27, 2009).

10.36	Form of Receivables Sale Agreement, dated as of January 23, 2009, by and among Registrant, Great Lakes Chemical Corporation, GLCC Laurel, LLC, and BioLab, Inc. as Sellers, Chemtura Receivables LLC, as Buyer, Registrant as Buyer’s Servicer, and Citicorp USA, Inc., as Agent, (incorporated by reference to Exhibit 10.93 to the Registrant’s Form 8-K filed January 27, 2009).

10.37	Addendum, dated as of February 13, 2009, to Separation Agreement and General Release, dated as of December 8, 2008, by and between Mr. Robert L. Wood and the Registrant (Separation Agreement and General Release incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed December 16, 2008).

10.38	Amended and Restated Pledge Agreement from the pledgors referred to therein to Citibank, N.A., as agent, dated as of July 31, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed August 6, 2007).

10.39	Amendment No. 1, dated as of September 30, 2007, to the Amended and Restated Credit Agreement dated as of July 31, 2007, with its lenders (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 5, 2007).

10.40	Waiver and Amendment No. 2, dated as of December 30, 2008, to the Amended and Restated Credit Agreement dated July 31, 2007 (the “2007 Credit Agreement”) with Citibank, N.A., as agent, and the other lenders and agents party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s December 30, 2008 Form 8-K/A filed January 2, 2009).

10.41	Second Amended and Restated Pledge and Security Agreement, dated as of December 30, 2008, among Chemtura Corporation, certain domestic subsidiaries of Chemtura Corporation, and Citibank, N.A., as agent (incorporated by reference to Exhibit 10.3 to the Registrant’s December 30, 2008 Form 8-K/A filed January 2, 2009).

10.42+	Chemtura Corporation Supplemental Savings Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed January 2, 2009).

10.43	Receivables Purchase Agreement dated as of January 23, 2009 (incorporated by reference to Exhibit 10.92 to the Registrant’s Form 8-K filed January 27, 2009).

10.44	Receivables Sales Agreement dated as of January 23, 2009 (incorporated by reference to Exhibit 10.93 to the Registrant’s Form 8-K filed January 27, 2009).

10.45	Separation Agreement and General Release, dated as of January 19, 2009, between Chemtura Corporation and Lynn A. Schefsky (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed February 5, 2009).

10.46+	2009 Chemtura Corporation Management Incentive Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed March 10, 2009).

Exhibit No.	Description

10.47+	Chemtura Corporation Executive and Key Employee Severance Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed March 13, 2009).

10.48	Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of March 18, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the period ended March 31, 2009).

10.49	Amendment No. 1, dated as of April 29, 2009, to the Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of March 18, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the period ended March 31, 2009).

10.50	Letter Agreement, dated March 18, 2009, between the Company and Alvarez & Marsal North America, LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the period ended March 31, 2009).

10.51	Separation Agreement and General Release, dated as of July 1, 2009, between Chemtura Corporation and Robert Wedinger (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed July 9, 2009).

10.52	Amendment No. 2, dated as of July 13, 2009, to the Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of March 18, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed July 16, 2009).

10.53	2009 Chemtura Corporation Management Incentive Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the period ended June 30, 2009).

10.54	Share and Asset Purchase Agreement, dated December 23, 2009, among Chemtura Corporation, SK Atlas, LLC and SK Capital Partners II, LP (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed December 23, 2009).

10.55	Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of March 18, 2009, including Schedules and Exhibits (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the period ended September 30, 2009).

10.56	Amendment No. 3, dated as of January 15, 2010, to the Senior Secured Superpriority Debtor-in Possession Credit Agreement, dated as of March 18, 2009 (incorporated by reference to Exhibit 10.57 to the Registrant’s Form 10-K for the year ended December 31, 2009).

10.57	Share and Asset Purchase Agreement between Chemtura Corporation and SK Atlas, LLC and SK Capital Partners II, LLP, dated December 15, 2010 (incorporated by reference to Exhibit 10.58 to the Registrant’s Form 10-K for the year ended December 31, 2009).

10.58	Amended and Restated Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated February 3, 2010 (incorporated by reference to Exhibit 10.59 to the Registrant’s Form 10-K for the year ended December 31, 2009).

10.59	Share and Asset Purchase Agreement by and among Artek Aterian Holding Company, LLC, Aterian Investment Partners Distressed Opportunities, LP, Artek Surfin Chemicals Ltd. and Chemtura Corporation, dated February 23, 2010 (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed February 24, 2010).

10.60+	Crompton Corporation Directors Deferred Compensation Plan, as amended on January 30, 2001 (incorporated by reference to Exhibit 10.59 to the Registrant’s amended Form 10-K filed April 29, 2010).

10.61+	Great Lakes Chemical Corporation 1993 Employee Stock Compensation Plan (incorporated by reference to Exhibit 10.60 to the Registrant’s amended Form 10-K filed April 29, 2010).

Exhibit No.	Description

10.62+	Great Lakes Chemical Corporation 1998 Stock Compensation Plan (incorporated by reference to Exhibit 10.61 to the Registrant’s amended Form 10-K filed April 29, 2010).

10.63+	Amended Crompton Corporation 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 10-K for the year ended December 31, 2001).

10.64+	Crompton Corporation 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.63 to the Registrant’s amended Form 10-K filed April 29, 2010).

10.65+	Great Lakes Chemical Corporation 2002 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.64 to the Registrant’s amended Form 10-K filed April 29, 2010).

10.66	Amendment No. 1 to the Amended and Restated Credit Agreement by and among Chemtura Corporation, the guarantors named therein and Citibank, N.A., dated July 27, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed July 26, 2010 (as amended July 28, 2010)).

10.67	Escrow Agreement, dated as of August 27, 2010, among the Registrant, Bank of America, N.A. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 8-K filed August 27, 2010).

10.68	Senior Secured Term Facility Agreement, dated as of August 27, 2010, among the Registrant, Bank of America, N.A., as Administrative Agent, the other agents party thereto and the Initial Lenders and other Lenders party thereto (incorporated by reference to Exhibit 4.5 to the Registrant’s Form 8-K dated August 27, 2010).

18.1	Independent Registered Public Accounting Firm’s Preferability Letter concerning the change in the measurement date for the Company’s defined benefit and other post-retirement benefit plans from December 31 to November 30 (incorporated by reference to Exhibit 18 to the Registrant’s Form 10-K for the year ended December 31, 2005).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant’s Form 10-K for the year ended December 30, 2009).

23.1	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Powers of Attorney (included in signature page).

99.1	Form of Rights Offering Exercise Form—Registered Holders.

99.2	Form of Rights Offering Exercise Form—Beneficial Holders.

+	This Exhibit is a compensatory plan, contract or arrangement in which one or more directors or executive officers of the Registrant participate.